ROLLINS®

steps into the future


ORKIN
PEST
CONTROL

2006 ANNUAL REPORT

COMPANY PROFILE

Rollins, Inc. is a premier North American consumer and commercial services company. Through its wholly owned subsidiaries, Orkin, Inc., Western Pest Services, and the Industrial Fumigant Company, the Company provides essential pest control services and protection against termite damage, rodents and insects to approximately 1.7 million customers in the United States, Canada, Mexico and Panama from over 400 locations. You can learn more about our subsidiaries by visiting our Web sites at www.orkin.com, www.westernpest.com, www.indfumco.com and www.rollins.com.


ROLLINS
ORKIN

Rollins Home Office, Atlanta, Georgia

2006 HIGHLIGHTS

Rollins, Inc. and Subsidiaries

All earnings per share and dividends per share have been restated for 2003 and 2002 for the three-for-two stock split effective March 10, 2003 for all shares held on February 10, 2003 and all shares prior to 2006 have been restated for the three-for-two stock split effective March 10, 2005 for all shares held February 10, 2005.

(in thousands except per share data)	2006	2005	2004	2003	2002
OPERATIONS SUMMARY					
Revenues	$858,878	$802,417	$750,884	$677,013	$665,425
Net Income	57,809	52,773	52,055	35,761	27,110
Earnings Per Share—Basic: Net Income	0.86	0.78	0.76	0.53	0.40
Earnings Per Share—Diluted: Net Income	0.84	0.76	0.74	0.51	0.40
Dividends per Share	0.25	0.20	0.16	0.13	0.09
FINANCIAL POSITION					
Total Assets	$453,175	$438,420	$418,780	$349,904	$318,338
Noncurrent Capital Lease Obligations	622	560	—	—	—
Long-Term Debt	746	456	1,700	1,734	2,913
Stockholders' Equity	211,459	176,951	167,549	138,774	90,690
Shares Outstanding at Year-End	67,891	68,011	68,504	67,735	67,199



SHAREHOLDER LETTER

When we selected "Steps into the Future" and taking it to the next level, as the theme for our 2006 Annual Report, it was clear to everyone at Rollins, Inc. that we should highlight our progress in customer service, employee training, innovations and professional partnerships over the past year. In the following pages, we look forward to sharing the details of our outstanding progress with you, including a brief review of our new customer service center, Orkin's satellite broadcasting network, creative pest control solutions for our customers and our expanding partnerships with those who recognize our company as the proven pest control leader.

In this brief letter, we want to focus on yet another important area of Rollins' business success in 2006, that being our financial accomplishments at Orkin, Inc., PCO Services, Western Pest Services, and The Industrial Fumigant Company. The taking of the Company's key business measurements to the next level resulted in Rollins reporting its 9th consecutive year of financial improvement; our best organic growth year of the decade; the development of a more productive sales force for both commercial and residential sales organizations, and record earnings.

Let's take a moment to review just a few of our financial achievements. In 2006, our revenues grew to $858.9 million, compared to $802.4 million for 2005, a 7.0% increase. For the year, our earnings rose 9.5% to $57.8 million, compared to $52.7 million in 2005. Over the past 12 months, our diluted earnings per share rose 10.5% to $0.84, compared to diluted earnings per share of $52.8 million or $0.76 per diluted share for the comparable period last year. Included in the results for the year ended December 31, 2005 was a $2.5 million gain net of taxes or $0.04 per diluted share, as the Company curtailed the Rollins, Inc. pension plan, effective June 30, 2005. Excluding the impact of the pension curtailment gain in 2005, the Company's diluted earnings per share increased 16.5% or $0.12 per diluted share compared to last year. Our shareholders participated in our prosperity, seeing Rollins' stock price rise 12.2% from a closing price of $19.71 on December 30, 2005 to $22.11 on December 29, 2006, with a total return, including dividends, on investor's share of 13.4%. Our net cash provided by operating activities for the year totaled $85.2 million, an increase of $8.5 million over last year.

We also delivered value to our shareholders for a total return, including dividends, of 13.4% in 2006. Through our dividends and stock buyback program, we have returned over $36 million to our shareholders. The Board of Directors recently increased the quarterly dividend 20% to 7.5 cents per share, which marks the fifth consecutive year that the dividend has been increased a minimum of 20%.

As we share these financial milestones, we'd like to note that our growth and financial success is primarily related to Rollins' positive organic growth – the growth rate that a company achieves by expanding its fundamental or core business, excluding acquisitions and mergers. We experienced the best organic growth of the decade in 2006, and we expect to build on our momentum. Granted, the wonderful thing about striving to be a more growth-orientated company is that we don't have to re-invent ourselves. As illustrated


$60
55
50
45
40
35
30
25
20
$57,809
$52,773
$52,055
$35,761
$27,110
2006
2005
2004
2003
2002

NET INCOME (in millions)


$900
850
800
750
700
650
600
550
500
$858,878
$802,417
$750,884
$677,013
$665,425
2006
2005
2004
2003
2002

REVENUES (in millions)


TOTAL REVENUES
BY SERVICE LINE
0.9%
OTHER
19.7%
TERMITE
42.4%
COMMERCIAL
PEST CONTROL
37.0%
RESIDENTIAL
PEST CONTROL
79.4% TOTAL
PEST CONTROL

on the following pages of this Annual Report we look to achieve growth as well as other business improvements by embracing what we do well and taking it to the next level.

In 2006, we took some important steps which will continue to challenge us to reach for the next level. We expanded Orkin's marketing on the web, increasing our online leads by 74 percent over 2005. We created a new action team to help determine ways to grow our commercial businesses and another team to develop ways to increase revenue from our termite services, while ensuring excellence in new products and services. We continued our emphasis on technician service sales, which increased 16 percent over last year with the addition of over $24,000,000 in new sales and more than 50,000 new customers.

And we added 100 new sales people and sales managers to our commercial and residential sales organizations. In the process, we transitioned nearly 300 account managers in our commercial sales force into a vertical sales management organization. The result has been a double-digit commercial sales increase for the company. By the close of 2006, we had begun to integrate our commercial regions into our geographical, divisional structure. We strongly believe that these commercial organizational efforts will be a determining factor in our future revenue growth.

We are also pleased to report that we attained new levels of co-worker and customer retention in 2006. These successes were the result of our efforts to make Rollins a better place to work, while promoting exceptional customer services.

As the recognized expert in pest control, Rollins continues to expand its services to approximately 1.7 million customers in over 400 locations in the United States, Canada, Mexico, Panama and Costa Rica. But as we grow the company and take our expertise to new levels, we are mindful of a statement made by Glen Rollins, Vice President of Rollins and President of Orkin. Speaking at The President's Club in San Francisco this past September, Glen noted: "The truth is, all those numbers come down to one customer at a time being satisfied by one Orkin field team at a time."

The Rollins, Inc. Board, at its meeting in October 2006, appointed Thomas ("Tom") J. Lawley, MD, as a new Director of the Company. Dr. Lawley is currently Dean of the Emory University School of Medicine. Tom is an experienced and successful physician, educator and executive, and we are pleased to have him joining our Board. We look forward to his contributions in the years ahead and are asking the shareholders to elect Tom, along with the other class III Directors, at the April 24, 2007 Shareholders' Meeting.

At Rollins, we pledge to work even harder in 2007 to provide each and every customer with a positive experience, from their first service rendered through the entire customer relationship. Our continued growth and our ability to continue taking our business to the next level clearly depend on it.



R. Randall Rollins
Chairman of the Board



Gary W. Rollins
CEO, President and
Chief Operating Officer

WE'RE PROUD OF WHAT WE DO . . .

Every day at Rollins, we safeguard the health and well-being of over 1.7 million homes, businesses and families. Through the expertise and efforts of our three wholly owned subsidiaries – Orkin, Western Pest Services, and The Industrial Fumigant Company – our pest control services provide protection against termite damage, and the infestation of rodents and insects to residential and commercial customers in the United States, Canada, Mexico and, more recently, parts of Central America. As the recognized industry leader in pest control services, we take our responsibilities seriously. We know that we must constantly strive to improve what we do. As a leader, we can never take our position for granted and we work hard to earn this distinction every day.



. . . AND WE'RE TAKING OUR PERFORMANCE TO THE NEXT LEVEL.

In 2006, we set a clear objective: To take what we do well, and take it to the next level. Many important initiatives contributed to our growing to the next level and this Annual Report will share with you how we accomplished this goal through our innovations and investments in customer service, employee training and development, technical innovations, expanded partnerships, and ultimately, revenue and profit improvement. These innovations and investments were successful in taking what we do well and raising it even higher.



TAKING IT TO THE NEXT LEVEL >

CUSTOMER SERVICE

For over a century, Orkin has been known in the pest control industry for innovative services provided to our clients. In 2006, Orkin continued to build on this reputation with a series of customer service and sales initiatives that not only improved our performance but also further enhanced our reputation as the industry leader.

In March 2006, the Orkin Customer Service Center (OCSC) opened its new 20,000-square-foot location in Covington, GA. This new call center – with its advanced communication technology, state of the art design and team of exceptional employees – improved our capability to provide extraordinary customer service, sales assistance and field support nationwide. The OCSC has improved our ability to effectively handle the increasing number of leads and sales that we receive via our advertising, the Internet and through Orkin's Web site, www.orkin.com. We have over 150 highly trained and dedicated employees handling approximately 1.6 million calls, and generating over $30 million in sales during the year. This facility's support is available 18 hours a day, 365 days a year. At the end of 2006, we opened a comparable facility, on the West Coast in Riverside, California. This new facility accommodates both a telephone sales center and a sales and service training facility, as well as a division office and three regional offices.

With OCSC up and running, we created a new National Client Service Organization in Atlanta to improve how the company sells and manages national accounts and large food processing and health care customers. We have successfully transitioned this new organizational structure and now provide strategic account management for our top 30 national customers, with plans to further expand coverage.

We continued to work to develop technological improvements in routing and scheduling that will result in improved service delivery to clients nationally. Our ability to use computers and software to optimize routing and scheduling means that our customers will benefit from more reliable and efficient service delivery. During the year, we also expanded the use of our Global Positioning System (GPS) technology to our Canadian division and PCO Services. This equipment in our technicians' and inspectors' vehicles helps validate driving practices and the length of our service time. We are able to better ensure that we not only deliver value to our customers but that it's done on a schedule that is timely for everyone.

In addition to initiating these client service improvements, we were able to provide our services to more customers, improving retention, as well as serving more customers in accordance with their agreed upon time and frequency.



TAKING IT TO THE NEXT LEVEL >


ORKIN

Orkin implemented a satellite interactive distance learning (IDL) network through Orkin TV, the company's new satellite television system. From these studios, training broadcasts are delivered via satellite to employees in over 330 of the company's branch locations; from each location, employees interactively participate in "real time" or live training sessions.

As you would expect, not just anyone can be an Orkin Man™, it's a unique and challenging achievement. Already recognized for having one of the most comprehensive training programs in the business, Orkin's raised its commitment to improve its most valuable asset – our 8,400 employees company-wide – through enhanced training. Orkin's training department, which we refer to as Orkin University, is made up of 28 performance improvement specialists who have generated a record of excellence that is acknowledged by leading independent training organizations. The team of specialists operates under the acronym SERVE (Speed, Execution, Return on Investment, Versatility and Excellence) that when all put together ensures that training at Orkin is efficient, effective and aligned with the company's business strategy.

EMPLOYEE TRAINING

Last year, Orkin raised employee training to an entirely new level when it implemented a satellite interactive distance learning (IDL) network through Orkin TV, the company's new satellite television system. This live broadcast and satellite on-demand technology originates in the ultra-modern and technologically advanced studios at the Orkin Training Center for Learning and Media Services, not far from our main headquarters. From these studios, training broadcasts are delivered via satellite to employees in over 330 of the company's branch locations. At each location, employees interactively participate in "real time" or live training sessions. Through special key pad controls, the participants can interact with the Atlanta based instructor and respond to questions during each training lesson. The broadcasts are presented in learning modules, which are typically the result of several years of research, development and testing.

The interactive distance learning solution is part of Orkin University's unique blended learning approach to employee development. Though it's still relatively new, satellite training is proving to be equal and in most cases better than traditional classroom training, resulting in a more consistent, professional presentation to Orkin locations. In 2006, 100% of new hire service training was done through our satellite network. This training covered commercial and residential pest control and termite control. The IDL solution is saving millions of dollars and many hours of non-productive travel and lodging time. In addition, Orkin uses satellite technology to communicate information about other important topics throughout the company – topics such as new product information, or describing changes and enhancements to the company's benefit plans.

In conjunction with our collaboration with the national Center for Disease Control and Prevention (CDC) in Atlanta, two CDC representatives held a company-wide training session on diseases carried by mosquitoes, ticks and rodents (West Nile virus, Lyme disease, and Hantavirus pulmonary syndrome, among others) via our satellite network. The material was developed jointly by Orkin and the CDC and may be used in the future for training sessions with the CDC staff and other related participants.

Our new satellite training capabilities will soon expand to include interactive training for commercial account managers. After completing their technical training via satellite, account managers will then attend Orkin Quality Sales Training School for advanced training. Though Orkin is already the largest U.S. provider of commercial pest control services, there is still a lot of room for growth in this $1.5 billion industry. The extensive training we conduct is designed to ensure that our employees are prepared to be more successful, capable of earning more, while our customers are being better served.

During 2006, Orkin University also introduced the most significant advances to Orkin's management training model since the original training curriculum was initiated a number of years ago. Consistent with Orkin's blended learning approach, this training is now provided via the Web and in the classroom, combining self-directed interactive modules as well as instructor-led classes.

At Orkin, we believe that building a strong learning culture throughout the organization will help our workforce harness new skills and competencies, increase our level of professional expertise and provide more rewarding jobs for our employees.

INNOVATIONS

Throughout our history, Orkin has earned a reputation as the pest control company that promotes innovations – in services, service delivery systems, products and solutions. In 2006, these innovations were provided on several different fronts. Here are just a few examples.



In keeping with our customers' interest in and demand for environmentally safe or commonly called "green" products, we introduced botanical pest control solutions for our customers' homes and businesses in test markets. We developed a new green service protocol as part of Orkin's Commercial Health Care offering. Called Gold Medal Protection for Health Care, this greener pest control program is the result of our collaboration with Health Care Without Harm, the sister organization of Hospitals for a Healthy Environment (H2E). This organization has what is considered the premier environmental assistance program for the health care sector. Their collaborative effort emphasizes non-chemical methods and provides a comprehensive documentation system for critical hospital evaluations. Additionally, Orkin collaborated with H2E and co-published the "H2E 10-Step Guide to Implementing an Integrated Pest Management Program," designed to introduce hospital staff to the basic concepts of integrated pest control management.

Our innovations in 2006 were not limited to services. We introduced several exciting new sales and marketing programs, and leading the list was our new residential cross-marketing program. Orkin developed and tested an early-detection system for termites – one that's installed in the yards of Orkin's pest control customers who do not have termite protection. This new in-ground monitor is placed around a customer's house in areas most conducive to termite activity, such as flower beds, mulch areas or around trees. The device includes an attractant and is spring-loaded: it pops up when termites are detected, alerting homeowners to termite activity, thus enabling Orkin to identify customers who need our termite protection services. The old adage, 'an ounce of prevention is worth a pound of cure,' applies here as Orkin works to find ways to provide our customers with the very best in termite protection and service.

Orkin's use of the Internet likewise offers opportunity for innovation as we all take our Web use to a new level. To encourage customers to find Orkin on the Internet while they are searching for pest and termite information and services, we purchased over 160,000 different word combinations to help attract new customers. We anticipate that more than 225 million people saw Orkin ads online last year. We are also listed in a majority of the Internet yellow pages and have developed a Spanish language home page on Orkin's Web site to address the growing Hispanic marketplace. In 2006, Orkin's new Internet marketing generated more than 15 percent of our total leads, a 74 percent increase over 2005.





TAKING IT TO THE NEXT LEVEL >


ORKIN

Orkin is currently utilizing PowerTrak, a hand-held documentation technology. PowerTrak helps Orkin technicians analyze pest data faster, see trends more quickly and recognize potential problems before they become widespread.

TAKING IT TO THE NEXT LEVEL >

PARTNERSHIP

Known as the "pest control experts that the experts turn to," we value our partnerships and relationships with key governmental and professional agencies. In 2006, Orkin built on its existing alliances and developed several new partnerships that highlight Orkin's expertise and our reputation as a health and sanitation leader, as well as a pest control educator.

This past year, the company continued its educational outreach efforts with representation at the National Science Teachers' Association annual convention, and continued to work with the CDC in various areas to evaluate and create pest control communication materials. Orkin was highly flattered in '06 to serve as host to the Environmental Protection Agency for training sessions at the Orkin Training Center.

In a move that demonstrates its commitment to helping others, Orkin partnered with several national non-profit organizations to donate time and services to treat New Orleans homes for mold conditions that resulted in the aftermath of Hurricanes Katrina and Rita. The Orkin Ready Response Team worked with a trio of outstanding partners in this effort: the National Center for Health Housing (NCHH), a non-profit organization dedicated to developing and promoting practical measures to protect children from residential environmental hazards while preserving affordable housing; Catholic Charities' Operation Helping Hands, an organization which helps needy homeowners reoccupy their homes in the greater New Orleans area; and the Association of Community Organizations for Reform Now (ACORN), an organization dealing with issues affecting low- and moderate-income families. Our work was very much appreciated and our employees benefited through their volunteerism.

Late in 2006, Orkin was honored to join LearnShare, a consortium of diverse, non-competing industry-leading companies dedicated to sharing proven expertise and innovative training practices across member organizations. Through LearnShare, Orkin has access to a community of more than 40 successful companies that share best practices and actively collaborate to meet their mission-critical training needs. Members of LearnShare include 3M, General Motors, Levi Strauss & Co, Motorola and Pfizer, Inc.

But one alliance in 2006 simply cannot be compared to any other. At Orkin, we refer to it as our "longest-distance free inspection." This past year, Orkin partnered with the Chinese government and traveled to the Forbidden City in Beijing, China to provide consultation and perform a termite inspection on the country's highly revered imperial palace. While renovating the Forbidden City for the 2008 Olympic Games, workers discovered termites had infested the wooden structures, which date back to 1406. This irreplaceable landmark was declared a World Heritage Site in 1987, and with over 800 buildings, it is considered to be the largest collection of preserved ancient wooden structures in the world.



Orkin partnered with the Chinese government to provide consultation and perform a termite inspection on the imperial palace, where workers discovered termites had infested the wooden structures, which date back to 1406.



THE WAY OTHERS SEE US

At Orkin, our results and accomplishments confirm our leadership role, and we take pride in these achievements. However, our real validation comes from how others see us. In 2006, the honors, accolades and recognition that came our way not only confirmed our claims but are also a source of pride. Orkin was honored with the Best-In-Class Customer Service Award for major companies by *Pest Control Technology* magazine and Syngenta Professional Products. Additionally, for the fourth year in a row, Orkin was recognized by *Training Magazine* for being one of the top 100 training companies in the country. And *Chief Learning Officer* magazine recognized Orkin's outstanding learning innovations in 2006, when the magazine awarded its prestigious Industry Leadership Award to our own David Lamb, Orkin Vice President of Learning and Media Services.

O.Wayne Rollins, our founder, often was quoted to say, "Of all the goals to which this company aspires, none is more important than the security and opportunity for all its employees." We are committed to this principle, and thankfully, as a result of our people and their contributions, we're able to take what we do well to the next level.

That's Orkin

"We're taking what we do well, and taking it to the next level."



DIRECTORS

Henry B. Tippie•
Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. (management services)

R. Randall Rollins*
Chairman of the Board of Rollins, Inc., Chairman of the Board of RPC, Inc. (oil and gas field services) and Chairman of the Board of Marine Products Corporation (boat manufacturing)

Wilton Looney†
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

James B. Williams†
Retired Chairman of the Executive Committee of SunTrust Banks, Inc. (bank holding company)

Gary W. Rollins*
Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc.

Bill J. Dismuke+
Retired President of Edwards Baking Company

Thomas J. Lawley
Dean of the Emory University School of Medicine

• Chairman of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee
* Member of the Executive Committee
† Member of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee
+ Member of the Audit Committee

OFFICERS

R. Randall Rollins – Chairman of the Board

Gary W. Rollins – Chief Executive Officer, President and Chief Operating Officer

Michael W. Knottek – Senior Vice President and Secretary

Harry J. Cynkus – Chief Financial Officer and Treasurer

Glen W. Rollins – Vice President

STOCKHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of the Stockholders will be held at 12:30 p.m., Tuesday April 24, 2007, at the Company's corporate offices in Atlanta, Georgia.

Transfer Agent and Registrar
For inquiries related to stock certificates, including changes of address, lost certificates, dividends and tax forms, please contact:

Proxy Services
c/o Computershare Investor Services
P.O. Box 43102
Providence, Rhode Island 02940

Stock Exchange Information
The Common Stock of the Company is listed on the New York Stock Exchange and traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL.

Dividend Reinvestment Plan
This Plan provides a simple, convenient and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact Investor Relations at the mailing address below.

Corporate Offices
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

Mailing Address
Rollins, Inc.
P.O. Box 647
Atlanta, Georgia 30301

ROLLINS®

Telephone
(404) 888-2000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file No. 1-4422

ROLLINS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**51-0068479** (I.R.S. Employer Identification No.)
2170 Piedmont Road, N.E., Atlanta, Georgia (Address of principal executive offices)	**30324** (Zip Code)

Registrant's telephone number, including area code: (404) 888-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $1 Par Value	**The New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Rollins, Inc. Common Stock held by non-affiliates on June 30, 2006 was $565,497,414 based on the reported last sale price of common stock on June 30, 2006, which is the last business day of the registrant's most recently completed second fiscal quarter.

Rollins, Inc. had 68,253,766 shares of Common Stock outstanding as of January 31, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2006 Annual Meeting of Stockholders of Rollins, Inc. are incorporated by reference into Part III, Items 10-14.

Rollins, Inc.
Form 10-K
For the Year Ended December 31, 2006
Table of Contents

PART I

Item 1. Business

General

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is a national service company with headquarters located in Atlanta, Georgia, providing pest and termite control services to both residential and commercial customers in North America. Services are performed through a contract that specifies the pricing arrangement with the customer.

Orkin, Inc. ("Orkin"), a wholly owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations to approximately 1.7 million customers. Orkin serves customers in the United States, Canada, Mexico, Panama and Costa Rica providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, Western Pest Services, and PCO Services, Inc.® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the country. The PCO Services brand name provides similar brand recognition throughout Canada. The Company is the largest pest control provider in Canada.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, which includes the United States, Canada, Mexico, Panama and Costa Rica are included in Item 8 of this document, "Financial Statements and Supplementary Data" on pages 36 and 37. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Acquisitions

On October 1, 2005, the Company acquired substantially all of the assets and assumed certain liabilities of the Industrial Fumigant Company ("IFC") for $23.5 million in cash. The Company's consolidated statements of income include the results of operations of IFC for all periods after October 1, 2005.

On April 30, 2004, the Company acquired substantially all of the assets and assumed certain liabilities of Western Pest Services ("Western"), and the Company's consolidated financial statements include the operating results of Western from the date of the acquisition. Western was engaged in the business of providing pest control services and the Company has continued this business. The acquisition was made pursuant to an Asset Purchase Agreement (the "Western Agreement") dated March 8, 2004, between Rollins, Inc. and Western Industries, Inc. and affiliates. The consideration for the assets and certain non-competition agreements was approximately $110.2 million, including approximately $8.4 million of assumed liabilities.

Prior to the acquisition, Western was recognized as a premier pest control business and ranked as the eighth largest company in the industry. Western was primarily a commercial pest control service company and its businesses complemented most of the services that Orkin offers, in an area of the country in which Orkin had not been particularly strong, the Northeast. The Company's consolidated statements of income include the results of operations of Western for all periods after April 30, 2004.

Common Stock Repurchase Program

In April 2005, The Company announced that as a result of having only 276,216 shares left under the Company's stock buyback program, the Company's Board of Directors authorized the purchase of an additional 4.0 million shares of our common stock. Total share repurchases for 2006 totaled 1,006,680. In total 2,258,644 additional shares may be purchased under previously approved programs by the Board of Directors. The program does not have an expiration date.

Backlog

The dollar amount of service contracts as of the end of the Company's 2006, 2005, and 2004 calendar years was $82.6 million, $83.2 million and $81.2 million, respectively. Backlog services and orders are usually provided within the month following the month of receipt, except in the area of prepaid pest control and bait monitoring services, which are usually provided within twelve months of receipt. The Company does not have a material portion of its business that may be subject to renegotiation of profits or termination of contracts at the election of a governmental entity.

Orkin Franchise

The Company continues to expand its growth through the Orkin franchise program. This program is primarily used in smaller markets where it is currently not economically feasible to locate a conventional Orkin branch. There is a contractual buyback provision at the Company's option with a pre-determined purchase price using a formula applied to revenues of the franchise. There were 58 Company franchises at the end of 2006 compared to 57 at the end of 2005 and 49 at the end of 2004.

The Company began its Orkin franchise program in the U.S. in 1994, and established its first international franchise in Mexico in 2000, its second international franchise in Panama in 2003 and its third international franchise in Costa Rica in 2006.

Seasonality

The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue of the Company's pest and termite control operations during such periods as evidenced by the following chart. In addition, revenues were favorably impacted in 2004 after the acquisition of Western Pest Services on April 30, 2004.

(in thousands)	**2006**	2005	2004
First Quarter	**$ 194,187**	$ 183,915	$ 160,416*
Second Quarter	**232,222**	214,326	202,725*
Third Quarter	**227,816**	209,346	203,925*
Fourth Quarter	**204,653**	194,830	183,818
Year ended December 31,	**$ 858,878**	$ 802,417	$ 750,884

* Restated for change in accounting principle.

Inventories

The Company has relationships with multiple vendors for pest and termite control treatment products and maintains a sufficient level of chemicals, materials and other supplies to fulfill its immediate servicing needs and to alleviate any potential short-term shortage in availability from its national network of suppliers.

In early August 2004, the Company signed an agreement with Univar USA under which Univar provides warehouse, logistical and delivery services for Orkin's branches throughout the United States. This arrangement enables the Company to concentrate on its core pest and termite control business. It has expedited the delivery of products to all branches, and has resulted in improved service support while lowering branch inventories and freight costs.

As part of the agreement with Univar, Univar also acquired certain assets of Dettelbach Pesticide Corp, a wholly owned subsidiary of Orkin. Dettelbach, a southeastern pest control materials distributor, offered insecticides, termiticides, and equipment to pest control professionals and previously contributed approximately $3.0 million in annual revenue to the Company.

Competition

The Company believes that Rollins, through Orkin, Western Pest Services, and Industrial Fumigant Company, competes favorably with competitors as one of the world's largest pest and termite control companies. The Company's competitors include Terminix and Ecolab.

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including the money-back guarantee on pest and termite control, and the termite re-treatment and damage repair guarantee to qualified homeowners.

Research and Development

Expenditures by the Company on research activities relating to the development of new products or services are not significant. Some of the new and improved service methods and products are researched, developed and produced by unaffiliated universities and companies. Also, a portion of these methods and products are produced to the specifications provided by the Company.

The Company maintains a close relationship with several universities for research and validation of treatment procedures and material selection.

The Company also conducts tests of new products with the specific manufacturers of such products. The Company also works closely with industry consultants and suppliers to improve service and establish new and innovative methods and procedures.

Environmental and Regulatory Considerations

The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumer protection. Compliance with these requirements has not had a material negative effect on the Company's financial position, results of operations or liquidity.

Federal Insecticide Fungicide and Rodentcide Act ("FIFRA")

This federal law (as amended) grants to the states the responsibility to be the primary agent in enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental Protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. This allows each state to institute certain features that set their regulatory programs in keeping with special interests of the citizens' wishes in each state. The pest control industry is impacted by these federal and state regulations.

Food Quality Protection Act of 1996 ("FQPA")

The FQPA governs the manufacture, labeling, handling and use of pesticides and does not have a direct impact on how the Company conducts its business.

Environmental Remediation

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as Superfund, is the primary Federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. Responsibilities governed by this statute include the management of hazardous substances, reporting releases of hazardous substances, and establishing the necessary contracts and agreements to conduct cleanup. Customarily, the parties involved will work with the EPA and under the direction of the responsible state agency to agree and implement a plan for site remediation. Consistent with the Company's responsibilities under these regulations, the Company undertakes environmental assessments and remediation of hazardous substances from time to time as the Company determines its responsibilities for these purposes. As these situations arise, the Company accrues management's best estimate of future costs for these activities. Based on management's current estimates of these costs, management does not believe these costs are material to the Company's financial condition or operating results.

Employees

The number of persons employed by the Company as of January 31, 2007 was approximately 8,400 compared to approximately 8,400 at December 31, 2006 and approximately 8,000 at December 31, 2005. This increase in the number of employees in 2006 was due in part to the addition of several salespeople and several small acquisitions.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports, are available free of charge on our web site at www.rollins.com as soon as reasonably practicable after those reports are electronically filed with or furnished to the Securities and Exchange Commission.

Item 1.A. Risk Factors

We may not be able to compete in the competitive and technical pest control industry in the future.

We operate in a highly competitive industry. Our revenues and earnings may be affected by the following factors: changes in competitive prices, weather related issues, general economic issues and governmental regulation. We compete with other large pest control companies, as well as numerous smaller pest control companies for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, terms of guarantees, reputation for safety, technical proficiency and price. Although we believe that our experience and reputation for safety and quality service is excellent, we cannot assure that we will be able to maintain our competitive position.

We may not be able to identify, complete or successfully integrate acquisitions.

Acquisitions have been and will continue to be an important element of our business strategy. We cannot assure that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We cannot assure that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions.

Our operations are directly affected by the weather conditions across the United States and Canada. The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue and income of the Company's pest and termite control operations during such periods.

Our inability to attract and retain skilled workers may impair growth potential and profitability.

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our operations could be affected by pending and ongoing litigation.

In the normal course of business, Orkin, one of the Company's subsidiaries, is a defendant in a number of lawsuits, which allege that plaintiffs have been damaged as a result of the rendering of services by Orkin. Orkin is actively contesting these actions. Some lawsuits or arbitrations have been filed (Ernest W. Warren and Dolores G. Warren et al. v. Orkin Exterminating Company, Inc., et al.; and Francis D. Petsch, et al. v. Orkin Exterminating Company, Inc. et al.) in which the plaintiffs are seeking certification of a class. The cases originate in Georgia and Florida. This includes Mark and Christine Butland et al. v. Orkin Exterminating Company, Inc. et al. pending in the Circuit Court of Hillsborough County, Tampa, Florida. In Butland, the Court issued a ruling certifying this as a class action, but Orkin appealed this ruling to the Florida Second District Court of Appeals, which in June 2006 denied certification of the class. Following the Plaintiffs' motion for rehearing, the court upheld its prior decision that class certification was improper but also ruled that the Plaintiffs can return to the trial court and attempt to certify a narrower class. Orkin will vigorously oppose any effort by the Plaintiffs to do so. In Warren, the Superior Court of Cobb County, Marietta, Georgia, ruled in August 2006, certifying the class action against Orkin. Orkin has appealed this ruling to the Georgia Court of Appeals. The Company believes these matters to be without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. In the opinion of management, the outcome of these actions will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws.

Our business is significantly affected by environmental laws and other regulations relating to the pest control industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We believe our present operations substantially comply with applicable federal and state environmental laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of licenses, fines, and other corrective actions, which would negatively affect our future financial results.

The Company's Management Has a Substantial Ownership Interest; Public Stockholders May Have No Effective Voice In the Company's Management

The Company has elected the "Controlled Company" exemption under rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Company" because a group that includes the Company's Chairman of the Board, R. Randall Rollins, his brother, Gary W. Rollins, who is the President, Chief Executive Officer and Chief Operating Officer, also a director of the Company, certain companies under their control, and the nephew of R. Randall Rollins and son of Gary W. Rollins, Glen W. Rollins, who is the Vice President of Rollins, Inc., controls in excess of fifty percent of the Company's voting power. As a "Controlled Company," the Company need not comply with certain NYSE rules.

Rollins, Inc.'s executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 58 percent of the Company's outstanding shares of common stock. As a result, these persons will effectively control the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

Item 1.B. Unresolved Staff Comments

None

Item 2. Properties.

The Company's administrative headquarters are owned by the Company, and are located at 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. The Company owns or leases over 400 branch offices and operating facilities used in its business as well as the Rollins Training Center located in Atlanta, Georgia, the Orkin Customer Care Center located in Covington, GA, and the Pacific Division Administration and Training Center in Riverside, CA. None of the branch offices, individually considered, represents a materially important physical property of the Company. The facilities are suitable and adequate to meet the current and reasonably anticipated future needs of the Company.

Item 3. Legal Proceedings.

Orkin, one of the Company's subsidiaries, is a named defendant in Mark and Christine Butland et al. v. Orkin Exterminating Company, Inc. et al. pending in the Circuit Court of Hillsborough County, Tampa, Florida. The plaintiffs filed suit in March of 1999 and are seeking monetary damages and injunctive relief. The Court ruled in early April 2002, certifying the class action lawsuit against Orkin. Orkin appealed this ruling to the Florida Second District Court of Appeals, which remanded the case back to the trial court for further findings. In December 2004 the Court issued a new ruling certifying the class action. Orkin appealed this new ruling to the Florida Second District Court of Appeals. In June 2006, the Florida Second District Court of Appeals issued a ruling denying certification of the class. Following the Plaintiffs' motion for rehearing, the court upheld its prior decision that class certification was improper but also ruled that the Plaintiffs can return to the trial court and attempt to certify a narrower class. Orkin will vigorously oppose any effort by the Plaintiffs to do so. Orkin believes this case to be without merit and intends to defend itself vigorously through trial, if necessary. At this time, the final outcome of the litigation cannot be determined. However, in the opinion of management, the ultimate resolution of this action will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Additionally, in the normal course of business, Orkin is a defendant in a number of lawsuits, which allege that plaintiffs have been damaged as a result of the rendering of services by Orkin. Orkin is actively contesting these actions. Some lawsuits or arbitrations have been filed (Ernest W. Warren and Dolores G. Warren et al. v. Orkin Exterminating Company, Inc., et al.; and Francis D. Petsch, et al. v. Orkin Exterminating Company, Inc. et al.) in which the Plaintiffs are seeking certification of a class. The cases originate in Georgia and Florida. In Warren, the Superior Court of Cobb County, Marietta, Georgia, ruled in August 2006, certifying the class action against Orkin. Orkin has appealed this ruling to the Georgia Court of Appeals. The Company believes these matters to be without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. In the opinion of management, the outcome of these actions will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2006.

Item 4.A. Executive Officers of the Registrant.

Each of the executive officers of the Company was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next Annual Meeting of Stockholders or until his earlier removal by the Board of Directors or his resignation. The following table lists the executive officers of the Company and their ages, offices with the Company, and the dates from which they have continually served in their present offices with the Company.

Name	Age	Office with Registrant	Date First Elected to Present Office
R. Randall Rollins (1)	75	Chairman of the Board of Directors	10/22/1991
Gary W. Rollins (1) (2)	62	Chief Executive Officer, President and Chief Operating Officer	7/24/2001
Michael W. Knottek (3)	62	Senior Vice President and Secretary	4/23/2002
Harry J. Cynkus (4)	57	Chief Financial Officer and Treasurer	5/28/1998
Glen W. Rollins (5)	40	Vice President	4/23/2002

(1) R. Randall Rollins and Gary W. Rollins are brothers.

(2) Gary W. Rollins was elected to the office of President and Chief Operating Officer in January 1984. He was elected to the additional office of Chief Executive Officer in July 2001. In February 2004, he was named Chairman of Orkin, Inc.

(3) Michael W. Knottek joined the Company in June 1997 as Vice President and, in addition, was elected Secretary in May 1998. He became Senior Vice President in April of 2002. From 1992 to 1997, Mr. Knottek held a variety of executive management positions with National Linen Service, including Senior Vice President of Finance and Administration and Chief Financial Officer. Prior to 1992, he held a variety of senior positions with Initial USA, finally serving as President from 1991 to 1992.

(4) Harry J. Cynkus joined the Company in April 1998 and, in May 1998, was elected Chief Financial Officer and Treasurer. From 1996 to 1998, Mr. Cynkus served as Chief Financial Officer of Mayer Electric Company, a wholesaler of electrical supplies. From 1994 to 1996, he served as Vice President – Information Systems for Brach & Brock Confections, the acquirer of Brock Candy Company, where Mr. Cynkus served as Vice President – Finance and Chief Financial Officer from 1992 to 1994. From 1989 to 1992, he served as Vice President – Finance of Initial USA, a division of an international support services company. Mr. Cynkus is a Certified Public Accountant.

(5) Glen W. Rollins is the son of Gary W. Rollins. He joined the Company in 1989 and has held a variety of field management and staff positions within the organization. He was elected Executive Vice President of Orkin, Inc. in June 2001. In April 2002, he was named Vice President of Rollins, Inc. In February 2004, he was named President and Chief Operating Officer of Orkin, Inc.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Common Stock of the Company is listed on the New York Stock Exchange and is traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL. The high and low prices of the Company's common stock and dividends paid for each quarter in the years ended December 31, 2006 and 2005 (all prices were adjusted for the stock split effective March 10, 2005) were as follows:

STOCK PRICES AND DIVIDENDS
Rounded to the nearest $.01

2006	Stock Price High	Stock Price Low	Dividends Paid Per Share	2005	Stock Price High	Stock Price Low	Dividends Paid Per Share
First Quarter	$ 21.75	$ 19.01	$ 0.0625	First Quarter	$ 18.98	$ 15.86	$ 0.050
Second Quarter	21.24	18.76	0.0625	Second Quarter	20.77	17.91	0.050
Third Quarter	22.08	18.97	0.0625	Third Quarter	22.08	18.82	0.050
Fourth Quarter	22.95	20.51	0.0625	Fourth Quarter	21.42	18.30	0.050

The number of stockholders of record as of January 31, 2007 was 1,757.

On January 23, 2007 the Board of Directors approved a quarterly cash dividend per common share of $0.075 payable March 12, 2007 to stockholders of record at the close of business February 12, 2007. The Company expects to continue to pay cash dividends to the common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

Issuer Purchases of Equity Securities

In April 2005, the Company announced that in addition to the 276,216 Shares still available for repurchase under the Company's existing plan, the Company's Board of Directors authorized the purchase of an additional 4.0 million shares of our common stock. Share repurchases for 2006 totaled 1,006,680 at a weighted average price of $19.34 per share. In total, 2,258,644 additional shares may be purchased under previously approved programs by the Board of Directors. The program does not have an expiration date. The following table summarizes the Company's share repurchases during the Company's fourth quarter of 2006:

Period	Total Number of Shares Purchased (1)	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under the Repurchase Plans
October 1 to 31, 2006	3,068	$ 22.11	—	2,258,644
November 1 to 30, 2006	11,533	$ 22.07	—	2,258,644
December 1 to 31, 2006	13,259	$ 22.06	—	2,258,644
Total	27,860	$ 22.07	—	2,258,644

(1) Repurchases in connection with exercise of employee stock options.

PERFORMANCE GRAPH

The following graph sets forth a five year comparison of the cumulative total stockholder return based on the performance of the stock of the Company as compared with both a broad equity market index and an industry or peer group index. The indices included in the following graph are the S&P 500 Index and the S&P 500 Commercial Services Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*



DOLLARS
300
250
200
150
100
50
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Rollins
Peer Group Index
S&P 500 Index

ASSUMES INITIAL INVESTMENT OF $100
*TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS
NOTE: TOTAL RETURNS BASED ON MARKET CAPITALIZATION

Item 6. Selected Financial Data.

The following summary financial data of Rollins highlights selected financial data and should be read in conjunction with the financial statements included elsewhere in this document.

FIVE-YEAR FINANCIAL SUMMARY

Rollins, Inc. and Subsidiaries

All earnings per share and dividends per share have been restated for 2003 and 2002 for the three-for-two stock split effective March 10, 2003 for all shares held on February 10, 2003 and all shares prior to 2006 have been restated for the three-for-two stock split effective March 10, 2005.

		Years Ended December 31,			
(in thousands except per share data)	**2006**	2005	2004	2003	2002
OPERATIONS SUMMARY					
Revenues	**$ 858,878**	$ 802,417	$ 750,884	$ 677,013	$ 665,425
Income Before Income Taxes	**95,159**	87,955	98,712	60,030	43,726
Income before cumulative effect of a change in accounting principle	**57,809**	52,773	58,259	35,761	27,110
Cumulative effect on prior years of changing to different revenue and cost recognition method	**—**	—	(6,204)	—	—
Net Income	**$ 57,809**	$ 52,773	$ 52,055	$ 35,761	$ 27,110
Income Per Share – Basic:					
Income before change in accounting principle	**$ 0.86**	$ 0.78	$ 0.85	$ 0.53	$ 0.40
Cumulative effect of change in accounting principle	**—**	—	(0.09)	—	—
Net Income	**$ 0.86**	$ 0.78	$ 0.76	$ 0.53	$ 0.40
Income Per Share – Diluted:					
Income before change in accounting principle	**$ 0.84**	$ 0.76	$ 0.83	$ 0.51	$ 0.40
Cumulative effect of change in accounting principle	**—**	—	(0.09)	—	—
Net Income	**$ 0.84**	$ 0.76	$ 0.74	$ 0.51	$ 0.40
Dividends paid per share	**$ 0.25**	$ 0.20	$ 0.16	$ 0.13	$ 0.09
Pro forma amounts assuming the new accounting method is applied retroactively					
Net Income	**$ 57,809**	$ 52,773	$ 58,259	*	*
Income Per Share – Basic:	**$ 0.86**	$ 0.78	$ 0.85	*	*
Income Per Share – Diluted:	**$ 0.84**	$ 0.76	$ 0.83	*	*

*The pro forma amounts for periods prior to 2003 are not determinable, as the newly adopted accounting method requires discrete information on claims outstanding and certain other post-contract liabilities that is not available.

FINANCIAL POSITION

		At December 31,			
(in thousands)	**2006**	2005	2004	2003	2002
Total assets	**$ 453,175**	$ 438,420	$ 418,780	$ 349,904	$ 318,338
Non-current capital lease obligations	**$ 124**	$ 560	$ —	$ —	$ —
Non-compete agreements	**$ 660**	$ 456	$ 1,700	$ 1,734	$ 2,913
Stockholders' equity	**$ 211,459**	$ 176,951	$ 167,549	$ 138,774	$ 90,690
Number of shares outstanding at year-end	**67,891**	68,011	68,504	67,735	67,199

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS

(in thousands)	Years ended December 31, 2006	2005	2004	% better/ (worse) as compared to prior year 2006	2005
Revenues	**$ 858,878**	$ 802,417	$ 750,884	**7.0%**	6.9%
Cost of services provided	**457,869**	437,160	395,334	**(4.7)**	(10.6)
Depreciation and amortization	**26,860**	24,280	23,034	**(10.6)**	(5.4)
Sales, general and administrative	**280,578**	259,763	258,893	**(8.0)**	(0.3)
Pension Curtailment Gain	**—**	(4,176)	—	**(100.0)**	N/M
(Gain) on sales of assets	**(81)**	(982)	(24,716)	**(91.8)**	(96.0)
Interest income	**(1,507)**	(1,583)	(373)	**(4.8)**	N/M
Income before income taxes	**95,159**	87,955	98,712	**8.2**	(10.9)
Provision for income taxes	**37,350**	35,182	40,453	**(6.2)**	13.0
Cumulative effect of a change in accounting principle	**—**	—	(6,204)	**N/M**	N/M
Net income	**$ 57,809**	$ 52,773	$ 52,055	**9.5%**	1.4%

General Operating Comments

The Company's addition of the Industrial Fumigant Company in October 2005, along with continued emphasis on customer retention and building recurring revenues was the primary driver of revenue growth of 7.0% for the year ended December 31, 2006.

Rollins, Inc. and Subsidiaries
Revenue Reconciliation
Revenues Excluding the Industrial Fumigant Company

	Twelve Months Ended, December 31 2006 (unaudited)	**2005 (unaudited)**	**$ Better/ (worse)**	**% Better/ (worse)**
Reported net revenues	**$ 858,878**	**$ 802,417**	**$ 56,461**	**7.0%**
Less:				
The Industrial Fumigant Company (IFC)	25,920	6,275	19,645	3.1
Net revenues excluding IFC	**$ 832,958**	**$ 796,142**	**$ 36,816**	**4.6%**

The non-GAAP financial measure in the table above is provided to assist in the reader's understanding of the comparability of the Company's operations for 2006 and 2005. The Company believes that revenue excluding the Industrial Fumigation Company, a non-GAAP financial measure, is a useful basis to compare the Company's results, as it shows the Company's growth in revenue without this significant acquisition (see "adjusted revenues excluding the IFC" in previous table). Management of the Company believes that this non-GAAP measure provides both management and investors with a more complete understanding of the Company's underlying operating results and operating trends. Management uses this non-GAAP financial measure to analyze and forecast the Company's operating results and trends, especially when comparing such results to the Company's prior periods and forecasts. Because the excluded item does not exhibit the same growth pattern or variances as other factors affecting the

Company's revenues and net income, management believes that the non-GAAP measure is useful for trend analysis. However, the usefulness of the non-GAAP measures is limited because the measures alone do not give a complete assessment of historical financial position, operating results or cash flows. These are reflected in the U.S. GAAP financial statements, including the Company's consolidated statement of income. The non-GAAP financial information that the Company provides may also differ from the financial information provided by other companies. Therefore, the Company only uses the non-GAAP financial measures in the context of a complete disclosure of operating results. Investors should only consider the non-GAAP measures as part of the overall analysis of the Company's financial results and trends. The previous presentation reconciles reported net revenues (U.S. GAAP amounts) to revenue excluding the Industrial Fumigant Company for the years ended December 31, 2006 and 2005. The non-GAAP information should not be construed as an alternative to reported results under U.S. GAAP.

The financial results for the twelve months ended December 31, 2005 were positively impacted by an investment in sales and marketing. The Company expanded its sales force by approximately 100 associates which resulted in the highest percentage of internal sales improvement in the Company's recent history. The Company has also continued to emphasize technician sales which are up 14.0% in 2006.

For the year ended December 31, 2006, the Company had net income of $57.8 million compared to $52.8 million in 2005, which represents a 9.5% increase. In addition to the revenue increase of 7.0%, the Company's Cost of Services Provided as a percentage of revenues decreased by 1.2 percentage points to 53.3% while Sales, General and Administrative Expenses expressed as a percentage of revenues increased 0.3 percentage points to 32.7% and our Provision for Income Taxes expressed as a percentage of income before taxes decreased 0.7 percentage points to 39.3%. In 2005 the Company's results were benefited by a pension curtailment gain of $4.2 million ($2.5 million net of tax) that did not reoccur in 2006. Net Income expressed as a percentage of revenues increased to 6.7%, a 0.1 percentage point increase. Exclusive of the 2005 curtailment gain, net income improved 15%.

Rollins, Inc. and Subsidiaries
Net Income and Earnings Per Share Reconciliation
Earnings and Earnings Per Share Excluding Pension Curtailment Gain

(in thousands except per share information)	Twelve Months Ended, December 31 2006 (unaudited)	2005 (unaudited)	$ Better/ (worse)	% Better/ (worse)
Reported net income	**$ 57,809**	**$ 52,773**	**$ 5,036**	**9.5%**
Less:				
Pension Curtailment Gain (net of tax)	—	2,485	2,485	100.0
Income excluding Pension Curtailment Gain	**$ 57,809**	**$ 50,288**	**$ 7,521**	**15.0%**
Reported Earnings Per Share – Basic	**$ 0.86**	**$ 0.78**	**$ 0.08**	**10.3%**
Less:				
Pension Curtailment Gain (net of tax)	—	0.04	0.04	100.0
Earnings Per Share – Basic Excluding Pension Curtailment Gain	**$ 0.86**	**$ 0.74**	**$ 0.12**	**16.2%**
Reported Earnings Per Share – Diluted	**$ 0.84**	**$ 0.76**	**$ 0.08**	**10.5%**
Less:				
Pension Curtailment Gain (net of tax)	—	0.04	0.04	100.0
Earnings Per Share – Diluted Excluding Pension Curtailment Gain	**$ 0.84**	**$ 0.72**	**$ 0.12**	**16.7%**
Average Shares Outstanding – Diluted	**68,876**	**69,772**	**(896)**	**(1.3)%**

The non-GAAP financial measures in the tables above are provided to assist in the reader's understanding of the comparability of the Company's operations for 2006 and 2005. The Company believes that adjusted income excluding pension curtailment, and adjusted earnings per share – diluted, excluding pension curtailment, both non-GAAP financial measures, are a useful basis to compare the Company's results, as it shows the Company's growth in income without unusual items (see "adjusted income, excluding pension curtailment" and "adjusted earnings per share – diluted, excluding pension curtailment" in previous table). The Company's results for 2005 include a $2.5 million pension curtailment gain, net of taxes, in connection with freezing the Company's defined benefit pension plan which was recorded in accordance with GAAP. There is no comparable gain for 2006. Management of the Company believes that this non-GAAP measure provides both management and investors with a more complete understanding of the Company's underlying operating results and operating trends. Management uses this non-GAAP financial measure to analyze and forecast the Company's operating results and trends, especially when comparing such results to the Company's prior periods and forecasts. Because the excluded item does not exhibit the same growth pattern or variances as other factors affecting the Company's revenues and net income, management believes that the non-GAAP measure is useful for trend analysis. However, the usefulness of the non-GAAP measures is limited because the measures alone do not give a complete assessment of historical financial position, operating results or cash flows. These are reflected in the U.S. GAAP financial statements, including the Company's consolidated statement of income. The non-GAAP financial information that the Company provides may also differ from the financial information provided by other companies. Therefore, the Company only uses the non-GAAP financial measures in the context of a complete disclosure of operating results. Investors should only consider the non-GAAP measures as part of the overall analysis of the Company's financial results and trends. The presentation above reconciles reported net income and earnings per share – diluted (U.S. GAAP amounts) to adjusted income excluding pension curtailment and adjusted earnings per share – diluted, excluding pension curtailment, both non-GAAP financial measures for the years ended December 31, 2006 and 2005. The non-GAAP information should not be construed as an alternative to reported results under U.S. GAAP.

For the year ended December 31, 2006, the Company's depreciation and amortization totaled $26.9 million comprised of $13.0 million of depreciation and $13.9 million of amortization of intangibles. The amortization represents a significant non-cash charge to the Statement of Income. For the year ended December 31, 2006, total amortization of intangibles expense was $13.9 million, versus $12.8 million in 2005. Based upon our fully diluted shares outstanding, amortization of intangible assets represented a charge of $0.20 pre-tax for the year ended December 31, 2006, $0.18 pre-tax for the year ended December 31, 2005, and $0.16 pre-tax for the year ended December 31, 2004. Amortization of intangible assets represented a charge of $0.12 after tax to GAAP earnings per share for the year ended December 31, 2006, $0.11 after tax to GAAP earnings per share for the year ended December 31, 2005, and $0.09 after tax to GAAP earnings per share for the year ended December 31, 2004.

For the year ended December 31, 2006, the Company's cash, short-term investments increased by $20.3 million. The Company had total cash and cash equivalents of $63.3 million as of December 31, 2006, a 47.1% increase from the year ended December 31, 2005.

The Company began its Orkin franchise program in the U.S. in 1994, and established its first international franchise in Mexico in 2000, its second international franchise in Panama in 2003, and its third international franchise in Costa Rica in 2006. At December 31, 2006, Orkin had 58 franchises in total as compared to 57 as of December 31, 2005.

Results of Operations—2006 Versus 2005

Revenues for the year ended December 31, 2006 were $858.9 million, an increase of $56.5 million or 7.0% from 2005 revenues of $802.4 million. The Company's acquisition of the Industrial Fumigant Company in October 2005, increased revenue by $25.9 million for the year ended December 31, 2006 and by $6.3 million for the year ended December 31, 2005. The Company's historical business excluding the

Industrial Fumigant Company was $833.0 million for the year ended December 31, 2006 and $796.1 million for the year ended December 31, 2005, a $36.9 million increase or 4.6% for the year compared to 2005 (see "Adjusted net revenues excluding IFC" in earlier table).

The Company's commercial revenue grew 9.0%, due primarily to the acquisition of the Industrial Fumigant Company, expanded sales force, better customer retention in Orkin's U.S. operations, and strong growth in its Canadian business operations, which is fundamentally a commercial business. Residential pest control revenues rose by 4.9% in 2006, due to an increased number of leads received, better average selling prices, continued improvements in customer retention, and a successful price increase. Every-other-month service, the Company's primary residential pest control service offering, now comprises over 63% of our residential pest control customer base at December 31, 2006.

The Company's foreign operations accounted for approximately 7.4% of total revenues for the year ended December 31, 2006 as compared to 7.1% in 2005.

Cost of Services Provided for the year ended December 31, 2006 increased $20.7 million or 4.7%, while the expense margin expressed as a percentage of revenues decreased, representing 53.3% of revenues for the year ended December 31, 2006 and 54.5% for the prior year. The dollar increase was mainly due to the addition of the Industrial Fumigant Company, which accounted for $17.7 million of the total, as well as increases in service salaries, insurance and claims, and fleet expenses due to higher fuel costs. Service technician productivity and average pay continued to improve, which leads to better employee retention and ultimately improved customer retention. Cost of Services Provided as a percent of revenue decreased primarily due to reduced insurance and claims and favorable group medical costs.

Sales, General and Administrative for the year ended December 31, 2006 increased $20.8 million or 8.0% while the expense margin increased by 0.3 percentage points, or 32.7% of total revenues compared to 32.4% for the prior year. The dollar increase for the year was primarily a result of the acquisition the Industrial Fumigant Company, as well as increases in administrative and sales salaries. Sales, General and Administrative expenses as a percent of revenues increased due to the higher salary expense related to approximately 100 plus sales associates the Company added to its sales force, greater administrative salaries due to expansion of call centers offset by the lower relative Sales, General and Administrative cost of the Industrial Fumigant Company.

Depreciation and Amortization expenses for the year ended December 31, 2006 were $26.9 million or 10.6% higher than the prior year. The increase was due to an additional $1.5 million of depreciation and amortization expense resulting primarily from the acquisition of the Industrial Fumigant Company. The Company had approximately $18.7 million in capital expenditures during the year ended December 31, 2006 compared to $25.5 million in 2005.

In June 2005, the Company recorded a $4.2 million non-cash curtailment gain in accordance with SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", ("SFAS No. 88") in connection with freezing our defined benefit pension plan, using actuarial assumptions consistent with those we used at December 31, 2004. SFAS No. 88 requires curtailment accounting if an event eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future services. In the event of a curtailment, an adjustment must be recognized for the unrecognized prior service cost associated with years of service no longer expected to be rendered. This event did not reoccur in 2006.

Interest income for the year ended December 31, 2006 was $1.5 million, a decrease of $0.1 million compared to the year ended December 31, 2005 due to lower average invested assets over the course of 2006.

The Company's effective tax rate was 39.3% in 2006 compared to 40.0% in 2005. The effective tax rate was 40.0% for the first and second quarters of 2006, 38.8% for the third quarter and 37.8% for the fourth quarter of 2006 and in 2005 was as follows: 40.5% for the first three quarters; and 36.7% for the fourth quarter.

Results of Operations—2005 Versus 2004

Revenues for the year ended December 31, 2005 were $802.4 million, an increase of $51.5 million or 6.9% from 2004 revenues of $750.9 million. The Company's acquisitions of Western Pest Services, in April 2004, and the Industrial Fumigant Company in October 2005, increased revenue by $35.0 million for the year

The Company's commercial revenue grew 13.8% in 2005, due primarily to the acquisitions of Western Pest Services and the Industrial Fumigant Company, better customer retention in Orkin's U.S. operations, and strong growth in its Canadian business operations. Residential pest control revenues rose by 1.2% in 2005, due to an increased number of leads received, better average selling prices, continued improvements in customer retention, and successful price increase campaigns in Orkin's operations. Every-other-month service, the Company's primary residential pest control service offering, now comprised almost 61% of our residential pest control customer base at December 31, 2005.

The Company's foreign operations accounted for approximately 7.1% of total revenues for the year ended December 31, 2005 as compared to 6.5% in 2004.

Cost of Services Provided for the year ended December 31, 2005 increased $41.8 million or 10.6%, although the expense margin expressed as a percentage of revenues increased slightly, representing 54.5% of revenues for the year ended December 31, 2005 and 52.6% for the prior year. The dollar increase was mainly due to the additions of Western Pest Services and the Industrial Fumigant Company, which accounted for $24.5 million of the total, as well as increases in service salaries, insurance and claims, and fleet expenses due to higher fuel costs. Service technician productivity and average pay continued to improve in 2005, which leads to better employee retention and, in management's opinion, improved customer retention.

Sales, General and Administrative for the year ended December 31, 2005 increased $0.9 million or 0.3% while improving as a percentage of revenues by 2.1 percentage points, or 32.4% of total revenues compared to 34.5% for the prior year. The dollar increase for the year was primarily a result of the acquisitions of Western Pest Services and the Industrial Fumigant Company, as well as increases in administrative salaries, legal expenses, fleet costs, travel, advertising and promotions and other expenses.

Depreciation and Amortization expenses for the year ended December 31, 2005 were $24.3 million or 5.4% higher than the prior year. The increase was due to an additional $6.9 million of depreciation and amortization expense resulting from the acquisition of Western Pest Services and the Industrial Fumigant Company, while depreciation decreased in other areas as assets continues to become fully depreciated and amortized at a faster rate than new capital expenditures. The Company had approximately $25.5 million in capital expenditures during the year ended December 31, 2005 compared to $14.2 million in 2004.

In June 2005, the Company recorded a $4.2 million non-cash curtailment gain in accordance with SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", ("SFAS No. 88") in connection with freezing our defined benefit pension plan, using actuarial assumptions consistent with those we used at December 31, 2004. SFAS No. 88 requires curtailment accounting if an event eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future services. In the event of a curtailment, an adjustment must be recognized for the unrecognized prior service cost associated with years of service no longer expected to be rendered.

Interest income for the year ended December 31, 2005 was $1.6 million, an increase of $1.2 million compared to the year ended December 31, 2004 due to higher invested assets with a higher return on the Company's investments.

The Company's effective tax rate was 40.0% in 2005 compared to 41.0% in 2004. The effective tax rate was 40.5% for the first three quarters of 2005 and 36.7% for the fourth quarter of 2005 and in 2004 was as follows: 40.5% for the first quarter; 42.7% for the second quarter; 40.5% for the third quarter; and 38.7% for the fourth quarter.

Liquidity and Capital Resources

Cash and Cash Flow

	Years ended December 31,		
(in thousands)	**2006**	2005	2004
Net cash provided by operating activities	**$ 85,201**	$ 76,750	$ 71,513
Net cash used in investing activities	**(27,981)**	(51,387)	(64,288)
Net cash used in financing activities	**(36,389)**	(40,149)	(10,436)
Effect of exchange rate changes on cash	**(552)**	1,114	408
Net increase/(decrease) in cash and short-term investments	**$ 20,279**	$(13,672)	$ (2,803)

The Company believes its current cash balances, future cash flows from operating activities and available borrowings under its $70.0 million line of credit will be sufficient to finance its current operations and obligations, and fund expansion of the business for the foreseeable future. The Company's operations generated cash of $85.2 million for the year ended December 31, 2006, compared with cash provided by operating activities of $76.8 million in 2005 and $71.5 million in 2004.

The Company invested approximately $18.7 million in capital expenditures during the year ended December 31, 2006. Capital expenditures for the year consisted primarily of equipment replacements and upgrades and improvements to the Company's management information systems. The Company expects to invest between $12.0 million and $15.0 million in 2007 in capital expenditures. During 2006, the Company made several acquisitions totaling $10.1 million compared to $27.2 million during 2005. The acquisitions were funded fully with cash from operations in 2006. The Company continues to seek new acquisitions and will also give consideration to any attractive acquisition opportunities presented. A total of $17.0 million was paid in cash dividends ($0.0625 per share a quarter) during the year ended December 31, 2006, compared to $13.7 million or $0.05 per share a quarter during 2005. The Company repurchased 1,006,680 shares of Common Stock in 2006 and there remain 2,258,644 shares authorized to be repurchased under prior Board authorization. The Company maintains $70.0 million of credit facilities with commercial banks, of which no borrowings were outstanding as of December 31, 2006. The Company maintains approximately $38.8 million in letters of credit, which reduced its borrowing capacity under the credit facilities. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-funded status, to secure various workers' compensation and casualty insurance contracts. These letters of credit are established by the bank for the Company's fronting insurance companies as collateral, although the Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

Orkin, one of the Company's subsidiaries, is aggressively defending a class action lawsuit filed in Hillsborough County, Tampa, Florida. In early April 2002, the Circuit Court of Hillsborough County certified the class action status of Butland et al. v. Orkin Exterminating Company, Inc. et al. Orkin appealed this ruling to the Florida Second District Court of Appeals, which remanded the case back to the trial court for further findings. In December 2004 the Court issued a new ruling certifying the class action status. Orkin appealed this ruling to the Florida Second District Court of Appeals. In June 2006, the Florida Second District Court of Appeals issued a ruling denying certification of the class. Following the Plaintiffs' motion for rehearing, the court upheld its prior decision that class certification was improper but also ruled that the Plaintiffs can return to the trial court and attempt to certify a narrower class. Orkin will vigorously oppose any effort by the Plaintiffs to do so. In Ernest W. Warren and Dolores G. Warren et al. v. Orkin Exterminating Company, Inc., et al., pending in the Superior Court of Cobb County, Marietta, Georgia, the Court ruled in August 2006 certifying the class action against Orkin. Orkin has appealed this ruling to the Georgia Court of Appeals. Other lawsuits against Orkin, and in some instances the Company, are also being vigorously defended, including the Petsch case. For further discussion, see Note 7 to the accompanying financial statements.

The Company is currently under audit by the Internal Revenue Service (IRS) for tax years 2002 and 2003. The IRS has issued Notices of Proposed Adjustment with respect to various issues. The Company is currently reviewing its position regarding the adjustments and plans to defend against those adjustments that are without merit. The Company does not expect the resolution of these issues, taken individually or in the aggregate, to have a material adverse impact on the Company's financial condition or results of operations.

The Company made a contribution of $5.0 million to its defined benefit retirement plan (the "Plan") during 2006 and 2005 as a result of the Plan's funding status. The Company believes that it will make contributions in the amount of approximately $2.5 million in 2007. In the opinion of management, additional Plan contributions will not have a material effect on the Company's financial position, results of operations or liquidity.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

Other than the operating leases disclosed in the table below, the Company has no material off balance sheet arrangements.

The impact that the Company's contractual obligations as of December 31, 2006 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments due by period				
Contractual obligations (in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Non-compete agreements	$ 746	$ 290	$ 267	$ 189	$ —
Non-cancelable operating leases	69,054	22,428	28,776	11,570	6,280
Capital leases	622	498	124	—	—
Acquisition notes payable	234	30	90	60	54
Total (1)	$ 70,656	$ 23,246	$ 29,257	$ 11,819	$ 6,334

(1) Minimum pension funding requirements are not included as such amounts have not been determined. The Company estimates that it will contribute approximately 2.5 million to the plan in fiscal 2007.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our financial condition and results of operations, and that require management's most difficult, complex or subjective judgments. The circumstances that make these judgments difficult or complex relate to the need for management to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies to be as follows:

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include chemical life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. Positive changes to our business practices include revisions made to our contracts, more effective treatment methods that include a directed-liquid and baiting program, more effective termiticides, and expanding training.

Accrued Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on an annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practices and existing claims compared to current balances. The reserve is established based on all these factors. Due to the uncertainty associated with the estimation of future loss and expense payments and inherent limitations of the data, actual developments may vary from the Company's projections. This is particularly true since critical assumptions regarding the parameters used to develop reserve estimates are largely based upon judgment. Therefore, changes in estimates may be material. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events. It should be noted that the number of claims has been decreasing due to the Company's proactive risk management to develop and maintain ongoing programs. Initiatives that have been implemented include pre-employment screening and an annual motor vehicle report required on all its drivers, utilization of a Global Positioning System that has been fully deployed to Company vehicles, post-offer physicals for new employees, and pre-hire, random and post-accident drug testing. The Company has improved the time required to report a claim by utilizing a "Red Alert" program that provides serious accident assessment twenty four hours a day and seven days a week and has instituted a modified duty program that enables employees to go back to work on a limited-duty basis.

Revenue Recognition—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly or bi-monthly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Prior to 2004, traditional termite treatments were recognized as revenue at the renewal date and an accrual was established for estimated costs of reapplications and repairs to be incurred. Under the accounting method adopted in 2004, the revenue received is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. The accounting principle adopted in 2004 eliminates the need to obtain actuarial estimates of the claim costs to be incurred and management's estimates of reapplication costs. Also, management believes the newly adopted this accounting method more closely conforms to the current pattern under which revenues are earned and expenses are incurred, and conforms to the accounting methodology of Orkin and its subsidiary, Western Pest Services. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

Due to this change, in 2004 the Company recorded a cumulative adjustment to reduce net income by $6.2 million (net of income taxes). As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred and no longer accrued. The Company will continue to accrue for noticed claims.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies,* the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. It is not possible to accurately predict the ultimate result of the litigation. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Stock-Based Compensation—In December 2004, the FASB issued a revision of Statement of Financial Accounting Standards (or "FAS") No. 123, "Accounting for Stock-Based Compensation." The revision is referred to as "FAS 123R – Share-Based Payment" (or "FAS 123R"), which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," (or "APB 25") and will require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and stock issued under our employee stock plans. We have adopted FAS 123R using the modified prospective basis on January 1, 2006. Our adoption of FAS 123R resulted in compensation expense reduced diluted net income per share by approximately $0.01 per share for 2006. Stock-based compensation expense is affected by our stock price, as well as a number of complex and subjective valuation assumptions and the related tax effect. These valuation assumptions include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors.

Impact of Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Statements of Financial Accounting Standards

In January 2006, we adopted *SFAS No. 123, "Share-Based Payment (Revised 2004)."* SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. The Company adopted the provisions of SFAS 123R on January 1, 2006. Details related to the adoption of SFAS 123R and the impact to the Company's financial statements are more fully discussed in Note 8 – Employee Benefit and Stock Compensation Plans.

In September 2006, the FASB issued *SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R)."* SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. The Company was required to recognize the funded status of the plan in its financial statements for the year ended December 31, 2006. The Company had previously recognized the funded status of the plan in prior financial statements. See Note 8 – Employee Benefit and Stock Compensation Plans for additional information related to this plans. The requirement to measure plan assets and benefit obligations as of the date of the year-end statement of financial position is effective for the Company's financial statements beginning with the year ended after December 15, 2008. The Company currently uses December 31 as the measurement date for the plans.

SEC Staff Accounting Bulletins

In September 2006, the SEC issued *Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements."* SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Company after November 15, 2006. SAB 108 became affective for the Company's fiscal year ended December 31, 2006 and did not have a material effect on the Company's financial position or results of operations for the year ended December 31, 2006.

Recently Issued Accounting Pronouncements

Statements of Financial Accounting Standards

In September 2006, the FASB issued *SFAS No. 157, "Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

Financial Accounting Standards Board Staff Positions and Interpretations

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company will be required to adopt FIN 48 in first quarter 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have, if any, on its consolidated financial statements and notes thereto.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the expected impact of potential future pension plan contributions, future contributions of Western, expected contributions of the commercial business segment, the outcome of litigation arising in the ordinary course of business and the outcome of other litigation, as discussed in the Legal Proceedings section and elsewhere, interest rate risk and foreign exchange currency risk on the Company's financial position, results of operations and liquidity; the adequacy of the Company's resources and borrowings to fund operations and obligations; management's expectation regarding the Company's expense for amortization of intangibles during 2007; the Company's projected 2007 capital expenditures; the impact of the Company's contractual obligations; the impact of recent accounting pronouncements; and the expected outcome of the growth of national account revenue. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks, timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company in pending litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions; climate and weather trends; competitive factors and pricing practices; potential increases in labor costs; and changes in various government laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market Risk

As of December 31, 2006, the Company maintained an investment portfolio subject to short-term interest rate risk exposure. The Company is also subject to interest rate risk exposure through borrowings on its $70.0 million credit facility. Due to the absence of such borrowings as of December 31, 2006, this risk was not significant in 2006 and is not expected to have a material effect upon the Company's results of operations or financial position going forward. However, the Company does maintain approximately $38.8 million in Letters of Credit. The Company is also exposed to market risks arising from changes in foreign exchange rates. The Company believes that this foreign exchange rate risk will not have a material effect upon the Company's results of operations or financial position going forward.

Item 8. Financial Statements and Supplementary Data.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Rollins, Inc. and Subsidiaries

At December 31, (in thousands except share information)	2006	2005
ASSETS		
Cash and cash equivalents	$ 63,344	$ 43,065
Trade receivables, short-term, net of allowance for doubtful accounts of $6,132 and $4,534, respectively	52,693	47,705
Materials and supplies	8,401	9,082
Deferred income taxes	19,435	27,510
Prepaid income taxes	—	3,036
Other current assets	7,200	6,069
Total Current Assets	151,073	136,467
Equipment and property, net	72,141	65,932
Goodwill	133,606	133,743
Customer contracts and other intangible assets, net	68,610	71,841
Deferred income taxes	14,069	15,946
Trade receivables, long-term, net of allowance for doubtful accounts of $1,096 and $1,081, respectively	8,796	9,368
Other assets	4,880	5,123
Total Assets	$ 453,175	$ 438,420
LIABILITIES		
Capital leases	$ 498	$ 825
Accounts payable	16,309	17,204
Accrued insurance	14,310	17,605
Accrued compensation and related liabilities	47,305	41,822
Unearned revenue	79,441	79,990
Accrual for termite contracts	8,526	10,476
Other current liabilities	18,817	21,746
Total current liabilities	185,206	189,668
Capital leases, less current portion	124	560
Accrued insurance, less current portion	23,635	18,996
Accrual for termite contracts, less current portion	11,675	12,724
Accrued pension	6,946	20,651
Long-term accrued liabilities	14,130	18,870
Total Liabilities	241,716	261,469
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, without par value; 500,000 authorized, zero shares issued	—	—
Common stock, par value $1 per share; 170,000,000 and 99,500,000 shares authorized, respectively; 70,789,181 and 70,079,254 shares issued, respectively	70,789	70,079
Paid in capital	11,737	14,464
Unearned compensation	—	(5,881)
Retained earnings	149,615	123,621
Accumulated other comprehensive loss	(17,784)	(23,264)
Treasury stock, par value $1 per share; 2,898,074 shares at December 31, 2006 and 2,068,240 shares at December 31, 2005	(2,898)	(2,068)
Total Stockholders' Equity	211,459	176,951
Total Liabilities and Stockholders' Equity	$ 453,175	$ 438,420

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands except per share data)	2006	2005	2004
REVENUES			
Customer services	**$ 858,878**	$ 802,417	$ 750,884
COSTS AND EXPENSES			
Cost of services provided	**457,869**	437,160	395,334
Depreciation and amortization	**26,860**	24,280	23,034
Sales, general and administrative	**280,578**	259,763	258,893
Pension curtailment	**—**	(4,176)	—
Gain on sales of assets	**(81)**	(982)	(24,716)
Interest income	**(1,507)**	(1,583)	(373)
	763,719	714,462	652,172
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**95,159**	87,955	98,712
PROVISION FOR INCOME TAXES			
Current	**31,343**	31,529	27,375
Deferred	**6,007**	3,653	13,078
	37,350	35,182	40,453
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**57,809**	52,773	58,259
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAXES OF $4,017	**—**	—	(6,204)
NET INCOME	**$ 57,809**	$ 52,773	$ 52,055
INCOME PER SHARE – BASIC			
Income before cumulative effect of change in accounting principle	**0.86**	0.78	0.85
Cumulative effect of change in accounting principle	**—**	—	(0.09)
Net Income per share – basic	**$ 0.86**	$ 0.78	$ 0.76
INCOME PER SHARE – DILUTED			
Income before cumulative effect of change in accounting principle	**0.84**	0.76	0.83
Cumulative effect of change in accounting principle	**—**	—	(0.09)
Net Income per share – diluted	**$ 0.84**	$ 0.76	$ 0.74
Weighted average shares outstanding – basic	**67,165**	67,898	68,321
Weighted average shares outstanding – diluted	**68,876**	69,772	70,167
DIVIDENDS PAID PER SHARE	**$ 0.25**	$ 0.20	$ 0.16

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Rollins, Inc. and Subsidiaries

(In thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Treasury Amount	Paid-In-Capital	Treasury Paid-In-Capital	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Retained Earnings	Total
Balance at December 31, 2003	**68,356**	**$ 68,356**	**(621)**	**$ (621)**	**$ 2,321**	**$ 2,087**	**$ —**	**$ (314)**	**$ (107)**	**$ 67,052**	**$ 138,774**
Net Income							52,055			52,055	52,055
Other Comprehensive Income, Net of Tax											
Minimum Pension Liability Adjustment							(18,355)				(18,355)
Foreign Currency Translation Adjustments (1)							2,408				2,408
NSO Stock Options							131				131
Realized Loss on Investments							64				64
Other Comprehensive Income							(15,752)	(15,752)			
Comprehensive Income							$ 36,303				
Cash Dividends										(10,924)	(10,924)
Common Stock Purchased			(38)	(38)		(899)					(937)
Issuance of 401(k) Company Match			83	83		2,052					2,135
Three-for-Two Stock Split – 2005	234	234	22	22						(256)	—
Unearned Compensation	152	152	—	—	3,701				(3,368)		485
Other	318	318	(2)	(2)	1,397						1,713
Balance at December 31, 2004	**69,060**	**$ 69,060**	**(556)**	**$ (556)**	**$ 7,419**	**$ 3,240**	**$ —**	**$ (16,066)**	**$ (3,475)**	**$ 107,927**	**$ 167,549**
Net Income							52,773			52,773	52,773
Other Comprehensive Income, Net of Tax											
Minimum Pension Liability Adjustment							(8,181)				(8,181)
Foreign Currency Translation Adjustments							1,114				1,114
NSO Stock Options							(131)				(131)
Other Comprehensive Income							(7,198)	(7,198)			
Comprehensive Income							$ 45,575				
Cash Dividends										(13,714)	(13,714)
Common Stock Purchased (2)			(1,438)	(1,438)		(5,349)				(23,446)	(30,233)
Issuance of 401(k) Company Match			90	90		2,109					2,199
Three-for-Two Stock Split – 2005	68	68	(164)	(164)	10					86	—
Unearned Compensation	146	146			3,490				(2,406)	(5)	1,225
Common Stock Options Exercised	805	805			2,523						3,328
Non-Qualified Stock Options					1,022						1,022
Balance at December 31, 2005	**70,079**	**$ 70,079**	**(2,068)**	**$ (2,068)**	**$ 14,464**	**$ —**	**$ —**	**$ (23,264)**	**$ (5,881)**	**$ 123,621**	**$ 176,951**
Net Income							57,809			57,809	57,809
Other Comprehensive Income, Net of Tax											
Minimum Pension Liability Adjustment							5,717				5,717
Foreign Currency Translation Adjustments							(237)				(237)
Other Comprehensive Income							5,480	5,480			
Comprehensive Income							$ 63,289				
Cash Dividends										(17,025)	(17,025)
Common Stock Purchased (2)			(1,007)	(1,007)		(3,655)				(14,790)	(19,452)
Issuance of 401(k) Company Match			177	177		3,655					3,832
FAS 123r Adoption					(5,881)				5,881		—
Stock Compensation	281	281			2,755						3,036
Common Stock Options Exercised & Other	429	429			399						828
Balance at December 31, 2006	**70,789**	**$ 70,789**	**(2,898)**	**$ (2,898)**	**$ 11,737**	**$ —**	**$ —**	**$ (17,784)**	**$ —**	**$ 149,615**	**$ 211,459**

(1) Includes translation adjustment (net of tax) of $1,683,000 relating to non-current assets as of December 31, 2003.
(2) Charged to Retained Earnings are from purchases of the Company's Common Stock.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands)	2006	2005	2004
OPERATING ACTIVITIES			
Net Income	**$ 57,809**	$ 52,773	$ 52,055
Adjustments to reconcile net income to net cash			
Provided by operating activities:			
Change in accounting principle, net	**—**	—	6,204
Depreciation and amortization	**26,860**	24,280	23,034
Pension curtailment	**—**	(4,176)	—
Provision for deferred income taxes	**6,007**	3,653	13,078
Stock Based Compensation Expense	**1,830**	739	260
Gain on sales of assets	**(81)**	(982)	(24,716)
Other, net	**(544)**	(2,834)	295
(Increase)/decrease in assets			
Trade receivables	**(3,784)**	4,291	(6,088)
Materials and supplies	**681**	2,385	2,645
Other current assets	**1,914**	715	482
Other non-current assets	**301**	353	(632)
Increase/(decrease) in liabilities:			
Accounts payable and accrued expenses	**6,633**	4,893	16,588
Unearned revenue	**(550)**	(31)	5,582
Accrued insurance	**1,344**	(1,029)	(3,703)
Accrual for termite contracts	**(3,000)**	(2,111)	(5,046)
Accrued pension	**(5,000)**	(5,000)	(3,000)
Long-term accrued liabilities	**(5,219)**	(1,169)	(5,525)
Net cash provided by operating activities	**85,201**	76,750	71,513
INVESTING ACTIVITIES			
Purchase of equipment and property	**(18,729)**	(25,541)	(14,204)
Acquisitions of companies	**(10,087)**	(27,239)	(98,090)
Sales/(purchases) of marketable securities, net	**—**	—	21,866
Cash from Sales of Franchises	**707**	639	414
Proceeds from sales of assets	**128**	754	25,726
Net cash used in investing activities	**(27,981)**	(51,387)	(64,288)
FINANCING ACTIVITIES			
Dividends paid	**(17,025)**	(13,714)	(10,924)
Common stock purchased	**(19,452)**	(30,308)	(937)
Common stock options exercised	**1,086**	3,315	2,015
Principal Payments on Capital Lease Obligations	**(763)**	—	—
Other	**(235)**	558	(590)
Net cash used in financing activities	**(36,389)**	(40,149)	(10,436)
Effect of exchange rate changes on cash	**(552)**	1,114	408
Net increase/(decrease) in cash and cash equivalents	**20,279**	(13,672)	(2,803)
Cash and cash equivalents at beginning of year	**43,065**	56,737	59,540
Cash and cash equivalents at end of year	**$ 63,344**	$ 43,065	$ 56,737
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 57**	$ 162	$ 257
Cash paid for income taxes	**$ 31,258**	$ 30,084	$ 29,011

The accompanying notes are an integral part of these consolidated financial statements

Supplemental Disclosures of Non-Cash Items

Pension—Non-cash (increases) decreases in the minimum pension liability which were (charged) credited to other comprehensive income/(loss) were $9.7 million $(13.8) million, and $(32.1) million in 2006, 2005, and 2004, respectively.

Significant Acquisition—During 2004 the Company purchased all of the assets and assumed certain liabilities of Western Pest Services ("Western"). The fair values of Western's assets and liabilities at the date of acquisition are presented below:

Real Estate	$ 11,170
Customer Contracts	49,300
Trade Name	5,700
Patents	130
Non Compete Agreement	400
Goodwill	35,106
	101,806
Net Liabilities Assumed	8,357
Net Purchase Price	$ 110,163

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005, and 2004, Rollins, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description—Rollins, Inc. (the "Company") is a national service company with headquarters located in Atlanta, Georgia, providing pest and termite control services to both residential and commercial customers.

Orkin, Inc. ("Orkin"), a wholly owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations to approximately 1.7 million customers. Orkin serves customers in the United States, Canada, Mexico, Panama and Costa Rica, providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin® and PCO Services, Inc.® trademarks and the Acurid℠ service mark.

On April 30, 2004, the Company acquired substantially all of the assets and assumed certain liabilities of Western Pest Services ("Western"), and the Company's consolidated financial statements include the operating results of Western from the date of the acquisition.

On October 1, 2005, the Company acquired substantially all of the assets and assumed certain liabilities of the Industrial Fumigant Company ("IFC"), and the Company's consolidated financial statements include the operating results of IFC from the date of the acquisition.

The Company has only one reportable segment, its pest and termite control business. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Principles of Consolidation—The Company's policy is to consolidate all subsidiaries, investees or other entities where it has voting control, is subject to a majority of the risk of loss or is entitled to receive a majority of residual returns. The Company does not have any subsidiaries or investees where it has less than a 100% equity interest or less than 100% voting control, nor does it have any interest in other investees, joint ventures, or other entities that require consolidation.

The consolidated financial statements include the accounts of the Company and subsidiaries owned by the Company. All material intercompany accounts and transactions have been eliminated.

Estimates Used in the Preparation of Consolidated Financial Statements—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying notes and financial statements. Actual results could differ from those estimates.

Revenues—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly or bi-monthly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Prior to 2004, traditional termite treatments were recognized as revenue at the renewal date and an accrual was established for estimated costs of reapplications and repairs to be incurred. Under the accounting method adopted in 2004, the revenue received is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. The accounting principle adopted in 2004 eliminates the need to obtain actuarial estimates of the claim costs to be incurred and management's estimates of reapplication costs. Also, management believes the newly adopted this accounting method more closely conforms to the current pattern under which revenues are earned and expenses are incurred, and conforms to the accounting methodology of Orkin and its subsidiary, Western Pest Services. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

Due to this change, in 2004 the Company recorded a cumulative adjustment to reduce net income by \$6.2 million (net of income taxes). As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred and no longer accrued. The Company will continue to accrue for noticed claims.

The Company's foreign operations accounted for approximately 7% of total revenues for the years ended December 31, 2006, 2005 and 2004. Revenues are presented net of sales taxes.

Interest income on installment receivables is accrued monthly based on actual loan balances and stated interest rates. Franchise fees are treated as unearned revenue in the Statement of Financial Position for the duration of the initial contract period. Royalties from Orkin franchises are accrued and recognized as revenues as earned on a monthly basis. Gains on sales of pest control customer accounts to franchises are recognized at the time of sale and when collection is reasonably assured.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts based on the expected collectibility of accounts receivable. Management uses historical collection results as well as accounts receivable aging in order to determine the expected collectibility of accounts receivable.

Advertising—Advertising expenses are charged to expense during the year in which they are incurred. The total advertising costs were approximately $36.0 million, $34.1 million, and $33.4 million 2006, 2005, and 2004, respectively.

Cash and Cash Equivalents—The Company considers all investments with an original maturity of three months or less to be cash equivalents. Short-term investments, included in cash and cash equivalents, are stated at cost, which approximates fair market value. As of December 31, 2006 and 2005, cash held in foreign bank accounts amounted to approximately $9.5 million and $6.2 million, respectively.

Marketable Securities—From time to time, the Company maintains investments held by several large, well-capitalized financial institutions. The Company's investment policy does not allow investment in any securities rated less than "investment grade" by national rating services. The Company's marketable securities generally consist of United States government, corporate and municipal debt securities.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income.

Materials and Supplies—Materials and supplies are recorded at the lower of cost (first-in, first-out basis) or market.

Income Taxes—The Company provides for income taxes based on Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company provides an allowance for deferred tax assets when it is determined that it is more likely than not that the deferred tax assets will not be utilized.

Equipment and Property—Depreciation and amortization, which includes the amortization of assets recorded under capital leases, are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation of $13.0 million in 2006, $11.5 million in 2005, $12.1 and million in 2004 have been reflected in the Consolidated Statements of Income in the line item entitled Depreciation and Amortization. These annual provisions for depreciation are computed using the following asset lives: buildings, ten to forty years; and furniture, fixtures, and operating equipment, three to ten years. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income.

Goodwill and Other Intangible Assets—In accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets*", the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and

(3) goodwill. The Company does not amortize intangible assets with indefinite lives or goodwill. Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate the assets might be impaired. Such conditions may include an economic downturn or a change in the assessment of future operations. The Company performs impairment tests of goodwill at the company level. Such impairment tests for goodwill include comparing the fair value of the appropriate reporting unit (the Company) with its carrying value. The Company performs impairment tests for indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset unit to its carrying value. The Company recognizes an impairment charge if the asset's carrying value exceeds its estimated fair value. The Company completed its annual impairment analyses as of September 30, 2006. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill or other intangible assets was indicated.

Impairment of Long-Lived Assets)—In accordance with SFAS 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", the Company's long-lived assets, such as property and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based upon the results of these analyses, the Company has concluded that no impairment of its long-lived assets was indicated.

Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on an annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practice and existing claims compared to current balances. The reserve is established based on all these factors. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events.

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. Positive changes to our business practices include revisions made to our contracts, more effective treatment methods that include a directed-liquid and baiting program, more effective termiticides and expanded training.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies,* the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. It is not possible to accurately predict the ultimate result of the litigation. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Treasury Shares—The Company records treasury stock repurchases at par value and records the difference between cost and par value as a reduction of treasury stock additional paid-in-capital and retained earnings. During 2006, 1.0 million shares were repurchased for $19.4 million. During 2005, 1.7 million shares were repurchased for $30.2 million. During 2004, 57 thousand shares were repurchased for $900 thousand.

Earnings Per Share—In accordance with SFAS No. 128, *Earnings Per Share* ("EPS"), the Company presents basic EPS and diluted EPS. Basic EPS is computed on the basis of weighted-average shares outstanding. Diluted EPS is computed on the basis of weighted-average shares outstanding plus common stock options outstanding during the year, which, if exercised, would have a dilutive effect on EPS. Prior basic and diluted EPS for all years has been restated for the stock split effective March 10, 2005. A reconciliation of the number of weighted-average shares used in computing basic and diluted EPS is as follows:

	Years ended December 31,		
(in thousands, except per share data)	**2006**	2005	2004
Basic and diluted earnings available to stockholders (numerator):	**$ 57,809**	$ 52,773	$ 52,055
Shares (denominator):			
Weighted-average shares outstanding – Basic	**67,165**	67,898	68,321
Effect of dilutive securities:			
Employee Stock Options	**1,711**	1,874	1,846
Weighted-average shares outstanding – Diluted	**68,876**	69,772	70,167
Per share amounts:			
Basic income per common share	**$ 0.86**	$ 0.78	$ 0.76
Diluted income per common share	**$ 0.84**	$ 0.76	$ 0.74

Translation of Foreign Currencies—Assets and liabilities reported in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses are translated at the weighted-average exchange rates for the year. The resulting translation adjustments are charged or credited to other comprehensive income. Gains or losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables, denominated in foreign currency are included in the earnings of the current period.

Stock-Based Compensation—The Company adopted FAS 123R as of January 1, 2006. Through December 31, 2005, the Company has followed APB 25 to account for employee stock options. Under APB 25, the intrinsic value method of accounting, no compensation expense is recognized because the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant. The Company applied FAS 123 for disclosure purposes only, and recognized compensation expense on a straight-line basis over the vesting period of the award.

In order to estimate the fair value of stock options, the Company used the Black-Scholes option valuation model, which was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions and these assumptions can vary over time.

The following proforma net income and earnings per share (or "EPS") for 2004 and 2005 were determined as if the Company had accounted for employee stock options and stock issued under its employee stock plans using the fair value method prescribed by FAS 123. The 2006 actuals are presented for comparative purposes only.

(in thousands, except per share data)	Years ended December 31, 2006 as reported	2005 pro-forma	2004 pro-forma
Net income, as reported	**$ 57,809**	$ 52,773	$ 52,055
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	(684)	(801)
Pro forma net income	**$ 57,809**	$ 52,089	$ 51,254
Income per share:			
Basic – as reported	**$ 0.86**	$ 0.78	$ 0.76
Basic – pro forma		$ 0.77	$ 0.75
Diluted – as reported	**$ 0.84**	$ 0.76	$ 0.74
Diluted – pro forma		$ 0.75	$ 0.73

The Company did not grant any stock options during 2006, 2005 or 2004.

Comprehensive Income (Loss)—Other Comprehensive Income (Loss) results from foreign currency translations, minimum pension liability adjustments, and unrealized loss on marketable securities.

Franchising Program—Orkin had 58 franchises as of December 31, 2006, including international franchises in Mexico, established in 2000, Panama, established in 2003, and Costa Rica, established in 2006. Transactions with franchises involve sales of customer contracts to establish new franchises, initial franchise fees and royalties. The customer contracts and initial franchise fees are typically sold for a combination of cash and notes due over periods ranging up to 5 years. Notes receivable from franchises aggregated $5.2 million, $5.5 million, and $5.2 million as of December 31, 2006, December 31, 2005, and December 31, 2004, respectively. The Company recognizes gains from the sale of customer contracts at the time they are sold to franchises and collection on the notes is reasonably assured. The Company recognized overall gain for the sale of customer contracts of $1.0 million for the year ended December 31, 2006 compared to $1.5 million for the year ended December 31, 2005 and $1.7 million for the year ended December 31, 2004, and these amounts are included as revenues in the accompanying Consolidated Statements of Income. Initial franchise fees are deferred for the duration of the initial contract period and are included as unearned revenue in the Consolidated Statements of Financial Position. Deferred franchise fees amounted to $2.2 million, $2.0 million, and $1.6 million at December 31, 2006, December 31, 2005, and December 31, 2004, respectively. Royalties from franchises are accrued and recognized as revenues as earned on a monthly basis. Revenues from royalties were $2.2 million for the year ended December 31, 2006 compared to $2.0 million for the year ended December 31, 2005 and $1.7 million for the year ended December 31, 2004. The Company's maximum exposure to loss relating to the franchises aggregated $3.0 million, $3.5 million, and $3.6 million at December 31, 2006, December 31, 2005 and December 31, 2004, respectively.

Fair Value of Financial Instruments—The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, trade and notes receivables, accounts payable and other short-term liabilities. The carrying amounts of these financial instruments approximate their fair values.

Three-for-Two Stock Split—The Board of Directors, at its quarterly meeting on January 25, 2005, authorized a three-for-two stock split by the issuance on March 10, 2005 of one additional common share for each two common shares held of record at February 10, 2005. Accordingly, the par value for additional shares issued was adjusted to common stock, and fractional shares resulting from the stock split were settled in cash. All share and per share data appearing in the consolidated financial statements and related notes have been retroactively adjusted for this split.

Cumulative Effect of Change in Accounting Principle—Prior to 2004, traditional termite treatments were recognized as revenue at the renewal date and an accrual was established for estimated costs of reapplications and repairs to be incurred. Beginning fourth quarter 2004, the Company adopted an accounting method under which the revenue received is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred and no longer accrued. For noticed claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. The accounting principle adopted in 2004 eliminates the need to obtain actuarial estimates of the claim costs to be incurred and management's estimates of reapplication costs. Also, management believes the newly adopted accounting method more closely conforms to the current pattern under which revenues are earned and expenses are incurred, and conforms the accounting methodology of Orkin and its recently acquired subsidiary, Western Pest Services. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

Due to this change, the Company recorded a cumulative effect adjustment to reduce net income by $6.2 million (net of income taxes) during 2004.

New Accounting Standards

Recently Adopted Accounting Pronouncements

Statements of Financial Accounting Standards

In January 2006, the Company adopted *SFAS No. 123, "Share-Based Payment (Revised 2004)."* SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. The Company adopted the provisions of SFAS 123R on January 1, 2006. Details related to the adoption of SFAS 123R and the impact to the Company's financial statements are more fully discussed in Note 8 – Employee Benefit and Stock Compensation Plans.

In September 2006, the FASB issued *SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R)."* SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. The Company was required to recognize the funded status of the plan in its financial statements for the year ended December 31, 2006. The Company had previously recognized the funded status of the plan in prior financial statements. See Note 8 – Employee Benefit and Stock Compensation Plans for additional information related to this plans. The requirement to measure plan assets and benefit obligations as of the date of the year-end statement of financial position is effective for the Company's financial statements beginning with the year ended after December 15, 2008. The Company currently uses December 31 as the measurement date for the plans.

SEC Staff Accounting Bulletins

In September 2006, the SEC issued *Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements."* SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Company after November 15, 2006. SAB 108 became affective for the Company's fiscal year ended December 31, 2006 and did not have a material effect on our financial position or results of operations for the year ended December 31, 2006.

Recently Issued Accounting Pronouncements

Statements of Financial Accounting Standards

In September 2006, the FASB issued *SFAS No. 157, "Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

Financial Accounting Standards Board Staff Positions and Interpretations

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company will be required to adopt FIN 48 in first quarter 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have, if any, on its consolidated financial statements and notes thereto.

2. TRADE RECEIVABLES

Trade receivables, net, at December 31, 2006, totaling $61.5 million and at December 31, 2005, totaling $57.1 million, are net of allowances for doubtful accounts of $7.2 million and $5.6 million, respectively. Trade receivables include installment receivable amounts, which are due subsequent to one year from the balance sheet dates. These amounts were approximately $8.8 million and $9.4 million at the end of 2006 and 2005, respectively. Trade receivables also include note receivables due from franchises, which amounted to $5.2 million and $5.5 million as of December 31, 2006 and 2005, respectively. The carrying amount of notes receivable approximates fair value as the interest rates approximate market rates for these types of contracts. The Allowance For Doubtful Accounts is principally calculated based on the application of estimated loss percentages to delinquency aging totals, based on contractual terms, for the various categories of receivables. Bad debt write-offs occur according to company policies that are specific to pest control, commercial and termite accounts. At any given time, the Company may have immaterial amounts due from related parties, which are invoiced and settled on a regular basis. Receivables due from related parties were approximately $115,000 as of December 31, 2006, and approximately $82,000 as of December 31, 2005.

3. EQUIPMENT AND PROPERTY

Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

	December 31,	
(in thousands)	**2006**	2005
Buildings	**$ 30,367**	$ 25,788
Operating Equipment	**55,291**	47,787
Furniture and Fixtures	**8,058**	6,863
Computer Equipment and Systems	**35,536**	31,423
	129,252	111,861
Less – Accumulated Depreciation	**77,868**	67,037
	51,384	44,824
Land	**20,757**	21,108
Net property, plant and equipment	**$ 72,141**	$ 65,932

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangibles consist primarily of goodwill and customer contracts and also include trademarks and non-compete agreements, all related to businesses acquired. Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill and certain indefinite lived trademarks was $133.6 million as of December 31, 2006 and $133.7 million as of December 31, 2005.

On January 1, 2002, the Company adopted FASB Statement No. 142, *Goodwill and Other Intangible Assets*. As of January 1, 2002, amortization of goodwill and trademarks was terminated, and instead the assets are subject to periodic testing for impairment. The Company completed its annual impairment analyses as of September 30, 2006. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill or trademarks has occurred.

Customer contracts and non-compete agreements are amortized on a straight-line basis over the period of the agreements, as straight-line best approximates the ratio that current revenues bear to the total of current and anticipated revenues, based on the estimated lives of the assets. In accordance with Statement 142, the expected lives of customer contracts and non-compete agreements were reviewed, and it was determined that customer contracts should be amortized over a life of 8 to 12½ years dependent upon customer type. The carrying amount and accumulated amortization for customer contracts and non-competes were as follows:

	December 31,	
(in thousands)	**2006**	2005
Customer contracts and non-competes	**$ 127,018**	$ 118,746
Less: Accumulated amortization	**(58,408)**	(46,905)
Customer contracts and non-competes, net	**$ 68,610**	$ 71,841

Total intangible amortization expense was approximately $13.9 million in 2006, $12.8 million in 2005 and $10.9 million in 2004. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

(in thousands)	
2006	$ 13,146
2007	$ 12,027
2008	$ 10,560
2009	$ 9,131
2010	$ 8,961

5. INCOME TAXES

The Company's income tax provision consisted of the following:

	December 31,		
(in thousands)	**2006**	2005	2004
Current:			
Federal	**$ 27,537**	$ 26,973	$ 22,704
State	**2,579**	2,998	3,109
Foreign	**1,227**	1,558	1,562
Deferred:			
Federal	**2,864**	1,146	10,459
State	**2,984**	2,239	3,026
Foreign	**159**	268	(407)
Total income tax provision	**$ 37,350**	$ 35,182	$ 40,453

The primary factors causing income tax expense to be different than the federal statutory rate for 2006, 2005 and 2004 are as follows:

	December 31,		
(in thousands)	**2006**	2005	2004
Income tax at statutory rate	**$ 33,306**	$ 30,784	$ 34,548
State income tax expense (net of federal benefit)	**3,161**	3,404	3,986
Foreign tax expense	**446**	800	726
Other	**437**	194	1,193
Total income tax provision	**$ 37,350**	$ 35,182	$ 40,453

The Provision for Income Taxes resulted in an effective tax rate of 39.25% on Income Before Income Taxes for the year ended December 31, 2006. For 2005 the effective tax rate was 40.0% and for 2004 the effective tax rate was 41.0%. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state and foreign income taxes. During 2006, 2005 and 2004, the Company paid income taxes of $31.3 million, $30.1 million and $29.0 million, respectively, net of refunds.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

(in thousands)	December 31, 2006	2005
Deferred Tax Assets:		
Termite Accrual	**$ 6,611**	$ 7,963
Insurance and Contingencies	**15,853**	18,900
Unearned Revenue	**11,258**	12,760
Compensation Benefits	**3,434**	2,798
Net Pension Liability	**2,799**	8,116
State Operating Loss Carryforwards	**10,197**	10,017
Other	**4,827**	4,148
Valuation Allowance	**(8,563)**	(6,279)
Total Deferred Tax Assets	**46,416**	58,423
Deferred Tax Liabilities		
Depreciation and Amortization	**(10,049)**	(12,143)
Foreign Currency Translation	**(1,922)**	(1,516)
Other	**(940)**	(1,307)
Total Deferred Tax Liabilities	**(12,911)**	(14,966)
Net Deferred Tax Assets	**33,505**	**43,457**

Analysis of the valuation allowance

(in thousands)	December 31, 2006	2005
Valuation allowance at beginning of year	**$ 6,279**	$ 6,287
Increase (decrease) in valuation allowance	**2,284**	(8)
Valuation allowance at end of year	**$ 8,563**	$ 6,279

As of December 31, 2006, the Company has net operating loss carryforwards for state income tax purposes of approximately $257 million, which will be available to offset future state taxable income. If not used, these carryforwards will expire between 2008 and 2024. The state net operating losses and the valuation allowance are presented on a gross basis for 2006 and 2005. Management believes that it is unlikely to be able to utilize approximately $220 million of these net operating losses before they expire and has included a valuation allowance for the effect of these unrealizable operating loss carryforwards. The valuation allowance increased by $2.3 million due to additional losses generated in the current year.

The Company is currently under audit by the Internal Revenue Service (IRS) for tax years 2002 and 2003. The IRS has issued Notices of Proposed Adjustment with respect to various issues. The Company has reviewed its position regarding the adjustments and plans to defend against those adjustments that are without merit. The Company does not expect the resolution of these issues, taken individually or in the aggregate, to have a material adverse impact on the Company's financial condition or results of operations.

Earnings from continuing operations before income tax includes foreign income of $2.7 million in 2006, $2.2 million in 2005 and $2.4 million in 2004. The Company intends to reinvest indefinitely the undistributed earnings of some of its non-U.S. subsidiaries. As of December 31, 2006, the Company had approximately $5.4 million of earnings from those international subsidiaries that had not been remitted to the United States. Should these earnings be distributed in the form of dividends or alternative means, the distribution would be subject to U.S. federal income tax at the statutory rate of 35 percent, less foreign tax credits applicable to such distributions.

6. ACCRUAL FOR TERMITE CONTRACTS

In accordance with SFAS No. 5, *"Accounting for Contingencies,"* the Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation.

A reconciliation of changes in the accrual for termite contracts for the years ended December 31, 2006, 2005 and 2004 is as follows:

	December 31,		
(in thousands)	**2006**	2005	2004
Beginning balance	**$ 23,200**	$ 25,311	$ 43,873
Effect of change in accounting principle	**—**	—	(15,309)
Western Pest Services opening entry	**—**	—	372
Current year provision	**14,420**	16,679	13,433
Settlements, claims, and expenditures	**(17,419)**	(18,790)	(17,058)
Ending balance	**$ 20,201**	$ 23,200	$ 25,311

7. COMMITMENTS AND CONTINGENCIES

The Company leases vehicles and equipment under operating and capital leases which are accounted for accordingly. The capital leases contractually expire at various dates through 2008. The assets and liabilities acquired under capital leases are recorded at the lower of fair market value or the present value of future lease payments, and are depreciated over the actual contract term. Depreciation of assets under capital leases is included in depreciation expense for 2006 and 2005.

Following is a summary of property held under capital leases:

(in thousands)	**2006**	2005
Vehicles	**$ 1,428**	$ 2,234
Extensions	**7**	—
Accumulated Depreciation	**(819)**	(871)
Total property held under capital leases	**$ 616**	$ 1,363

The remainder of the leases is accounted for as operating leases expiring at various dates through 2017. Rental expense under operating lease obligations was $34.9 million, $34.9 million and $30.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Future commitments under operating and capital leases are as summarized:

(in thousands)	Operating leases	Capital leases
2007	$ 22,428	$ 498
2008	18,236	113
2009	10,540	11
2010	7,115	—
2011	4,455	—
Thereafter	6,280	—
Total minimum obligation	$ 69,054	$ 622
Interest component of obligation	—	(6)
Present value of minimum obligation	$ 69,054	$ 616

The Company maintains credit facilities with two banks that allow it to borrow up to $70.0 million on an unsecured basis at the bank's prime rate of interest or the indexed London Interbank Offered Rate (LIBOR) under which $38.8 million in Letters of Credit were outstanding at December 31, 2006. No borrowings were outstanding under this credit facility as of December 31, 2006, 2005 or 2004.

Orkin, one of the Company's subsidiaries, is a named defendant in Mark and Christine Butland et al. v. Orkin Exterminating Company, Inc. et al. pending in the Circuit Court of Hillsborough County, Tampa, Florida. The plaintiffs filed suit in March of 1999 and are seeking monetary damages and injunctive relief. The Court ruled in early April 2002, certifying the class action lawsuit against Orkin. Orkin appealed this ruling to the Florida Second District Court of Appeals, which remanded the case back to the trial court for further findings. In December 2004 the Court issued a new ruling certifying the class action. Orkin appealed this new ruling to the Florida Second District Court of Appeals. In June 2006, the Florida Second District Court of Appeals issued a ruling denying certification of the class. Following the Plaintiffs' motion for rehearing, the court upheld its prior decision that class certification was improper but also ruled that the Plaintiffs can return to the trial court and attempt to certify a narrower class. Orkin will vigorously oppose any effort by the Plaintiffs to do so. Orkin believes this case to be without merit and intends to defend itself vigorously through trial, if necessary. At this time, the final outcome of the litigation cannot be determined. However, in the opinion of management, the ultimate resolution of this action will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Additionally, in the normal course of business, Orkin is a defendant in a number of lawsuits, which allege that plaintiffs have been damaged as a result of the rendering of services by Orkin. Orkin is actively contesting these actions. Some lawsuits or arbitrations have been filed (Ernest W. Warren and Dolores G. Warren et al. v. Orkin Exterminating Company, Inc., et al.; and Francis D. Petsch, et al. v. Orkin Exterminating Company, Inc. et al.) in which the Plaintiffs are seeking certification of a class. The cases originate in Georgia and Florida. In Warren, the Superior Court of Cobb County, Marietta, Georgia, ruled in August 2006, certifying the class action against Orkin. Orkin has appealed this ruling to the Georgia Court of Appeals. The Company believes these matters to be without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. In the opinion of management, the outcome of these actions will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not materially affect its financial condition or results of operations. Consistent with the Company's responsibilities under various regulations, the Company undertakes environmental assessments and remediation of hazardous substances from time to time as the Company determines its responsibilities for these purposes. As these situations arise, the Company accrues management's best estimate of future costs for these activities.

Based on management's current estimates of these costs, management does not believe these costs are material to the Company's financial condition or operating results.

8. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

The Company maintains a noncontributory tax-qualified defined benefit retirement plan (the "Plan") covering employees meeting certain age and service requirements. The Plan provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plan with at least the minimum amount required by ERISA. The Company made contributions of $5.0 million to the plan during the year ended December 31, 2006, $5.0 million during the year ended December 31, 2005 and $3.0 million during the year ended December 31, 2004. Effective January 1, 2002, the Company adopted amendments to the Plan including a change to the benefit calculation and limiting plan participation to current participants. These amendments are reflected in benefit obligations below.

In June 2005, the Company recorded a $4.2 million non-cash curtailment gain in accordance with SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", ("SFAS No. 88") in connection with freezing our defined benefit pension plan, using actuarial assumptions consistent with those used at December 31, 2004. SFAS No. 88 requires curtailment accounting if an event eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future services. In the event of a curtailment, an adjustment must be recognized for the unrecognized prior service cost associated with years of service no longer expected to be rendered.

The Company currently uses December 31 as the measurement date for its defined benefit post-retirement plans. The funded status of the Plan and the net amount recognized in the statement of financial position are summarized as follows as of December 31:

(in thousands)	December 31, 2006	December 31, 2005
Accumulated Benefit Obligation, end of year	**$ 153,598**	$ 153,027
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of year	**$ 153,027**	$ 148,921
Service Cost	—	2,794
Interest Cost	**8,139**	8,367
Curtailment	—	(15,251)
Actuarial (gain) loss	**(2,562)**	12,855
Benefits Paid	**(5,006)**	(4,659)
Obligation at End of Year	**$ 153,598**	$ 153,027
CHANGE IN PLAN ASSETS		
Market Value of Plan Assets at Beginning of Year	**$ 132,376**	$ 123,712
Actual Return on Plan Assets	**14,282**	8,323
Employer Contribution	**5,000**	5,000
Benefits Paid	**(5,006)**	(4,659)
Fair Value of Plan Assets at End of Year	**$ 146,652**	$ 132,376
Funded Status	**(6,946)**	(20,651)
Unrecognized Net Actuarial Loss		45,957
Unrecognized Prior Service Benefit		—
Net Amount Recognized		$ 25,306

Amounts Recognized in the Statement of Financial Position consist of:

(in thousands)	December 31, 2006
Noncurrent assets	$ —
Current liabilities	—
Noncurrent liabilities	(6,946)
	$ (6,946)

Amounts Recognized in Accumulated Other Comprehensive Income consists of:

(in thousands)	December 31, 2006
Net loss	$ 36,283
Prior service cost	—
Net transition obligation	—
	$ 36,283

The accumulated benefit obligation for the defined benefit pension plan was $153.6 million and $153.0 million at December 31, 2006 and 2005, respectively. (Increases) decreases in the minimum pension liability which were (charged, net of tax) credited to other comprehensive income (loss) were $9.7 million, ($13.8) million and ($32.1) million in 2006, 2005 and 2004, respectively.

The following weighted-average assumptions as of December 31 were used to determine the projected benefit obligation and net benefit cost:

December 31,	2006	2005
PROJECTED BENEFIT OBLIGATION		
Discount rate	5.50%	5.50%
Rate of compensation increase	N/A	N/A
NET BENEFIT COST		
Discount rate	5.50%	5.75%
Expected return on plan assets	8.00%	8.00%

The return on plan assets reflects the weighted-average of the expected long-term rates of return for the broad categories of investments held in the plan. The expected long-term rate of return is adjusted when there are fundamental changes in the expected returns on the plan investments.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company utilizes the Moody's Aa long-term corporate bond yield with a yield adjustment made for the longer duration of the Company's obligations. A lower discount rate increases the present value of benefit obligations

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

(in thousands)	Pension Benefits 2006	2005	2004
Net Periodic Benefit Cost			
Service cost	$ —	$ 2,794	$ 5,186
Interest cost	8,139	8,367	8,298
Expected return on plan assets	(10,733)	(9,864)	(9,576)
Amortization of prior service cost	—	(434)	(868)
Amortization of net loss	3,563	4,552	3,379
Net periodic benefit cost	969	5,415	6,419
Curtailment Gain	—	(4,176)	—
Net Periodic Benefit Cost After Curtailments and Settlements	$ 969	$ 1,239	$ 6,419
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net gain	$ (6,111)		
Amortization of net loss	(3,563)		
Total recognized in other comprehensive income	(9,674)		
Total recognized in net periodic benefit cost and other comprehensive income	$ (8,705)		

The estimated net loss that will be amortized in 2007 is expected to be $3.7 million. At December 31, 2006 and 2005, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities. Included in the assets of the Plan were shares of Rollins, Inc. Common Stock with a market value of $15.1 million and $13.4 million at December 31, 2006 and 2005, respectively.

The Plan's weighted average asset allocation at December 31, 2006 and 2005 by asset category, along with the target allocation for 2007, are as follows:

Asset category	Target allocations for 2007	Percentage of plan assets as of December 31, 2006	2005
Equity Securities – Rollins stock	7.9%	10.3%	10.1%
Equity Securities – all other	44.3%	44.5%	43.4%
Debt Securities – core fixed income	26.1%	25.6%	25.8%
Tactical-Fund of Equity & Debt Securities	4.9%	4.8%	2.4%
Real Estate	4.9%	4.9%	4.8%
Other	11.9%	9.9%	13.5%
Total	100.0%	100.0%	100.0%

Our investment strategy for our pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class, which is rebalanced as required. The plan utilizes a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company expects to contribute approximately $2.5 million to the pension plan in 2007 and does not expect to receive a refund in 2007. The estimated future benefit payments over the next ten years are as follows:

(in thousands)	
2007	5,421
2008	5,749
2009	6,207
2010	6,660
2011	7,219
Thereafter	44,800
Total estimated benefits payments	$ 76,056

The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The plan provides for a matching contribution (made in the form of Common Stock of the Company) of fifty cents ($.50) for each one dollar ($1.00) beginning January 1, 2005 and thirty cents ($.30) for each one dollar ($1.00) prior to January 1, 2005 of a participant's contributions to the plan that do not exceed 6 percent of his or her annual compensation (which includes commissions, overtime and bonuses). The charge to expense for the Company match was approximately $4.7 million in 2006, $4.2 million in 2005 and $2.7 million in 2004. At December 31, 2006, 2005 and 2004 approximately, 30.1%, 29.8% and 28.4%, respectively of the plan assets consisted of Rollins, Inc. Common Stock. Total administrative fees for the plan were approximately $159 thousand in 2006, $240 thousand in 2005 and $248 thousand in 2004.

For the year ended December 31, 2006, the Company has issued approximately 0.7 million shares of common stock upon exercise of stock options by employees. For the year ended December 31, 2005, the Company issued approximately 1.2 million shares of common stock upon exercise of stock options by employees.

Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. The Company issued TLRSs that vest over ten years prior to 2004. TLRSs issued 2004 and later vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed.

The Company issues new shares from its authorized but unissued share pool. At December 31, 2006, approximately 4.1 million shares of the Company's common stock were reserved for issuance. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), which requires the Company to measure the cost of employee services received in exchange for all equity awards granted including stock options and TLRSs based on the fair market value of the award as of the grant date. SFAS 123R supersedes Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted SFAS 123R using the modified prospective application method of adoption which requires the Company to record compensation cost related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. The Company estimated forfeiture rates for 2006 based on its historical experience.

Prior to 2006, the Company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require that compensation cost be recognized for the Company's stock options provided the option exercise price was established at 100% of the common stock fair market value on the date of grant. Under APB 25, the Company was required to record expense over the vesting period for the fair value of TLRSs granted. Prior to 2006, the Company provided pro forma disclosure, as if the fair value method defined by SFAS No. 123 had been applied to its stock-based compensation. The Company's net income and net income per share for the year ended December 31, 2005 would have been reduced if compensation cost related to stock options had been recorded in the financial statements based on fair value at the grant dates.

In order to estimate the fair value of stock options, the Company used the Black-Scholes option valuation model, which was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions and these assumptions can vary over time.

The only options outstanding at December 31, 2006 for SFAS 123R purposes are the grants issued during the first quarters of 2002 and 2003. The Company did not grant any stock options in any years following the 2003 grant; therefore no Black-Scholes calculation was necessary.

As a result of adopting SFAS 123R, the impact to the Consolidated Financial Statements for Net Income for the year ended December 31, 2006 was $0.9 million (net of $0.6 million tax benefit) lower, than if the Company had continued to account for stock-based compensation under APB 25. There was no impact to both basic and diluted earnings per share for the year ended December 31, 2006. Pro forma net income as if the fair value based method had been applied to all awards as of December 31, 2005 is as follows:

The following pro forma net income and earnings per share (or "EPS") for 2004 and 2005 were determined as if the Company had accounted for employee stock options and stock issued under its employee stock plans using the fair value method prescribed by SFAS 123. The 2006 actuals are presented for comparative purposes only.

	Twelve months ended December 31,		
(in thousands except per share data)	**2006 as reported**	2005 pro-forma	2004 pro-forma
Net income as reported	**$ 57,809**	$ 52,773	$ 52,055
Add: Stock-based compensation programs recorded as expense, net of tax		739	260
Deduct: Total stock-based employee compensation expense, net of tax		(1,423)	(1,061)
Pro forma net income		$ 52,089	$ 51,254
Earnings per share:			
Basic income per common share	**$ 0.86**	$ 0.78	$ 0.76
Diluted income per common shares	**0.84**	$ 0.76	$ 0.74
Pro forma basic income per common share		$ 0.77	$ 0.75
Pro forma diluted income per common shares		$ 0.75	$ 0.73

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense ($ in thousands):

	Twelve months ended December 31,		
	2006	2005	2004
Time Lapse Restricted Stock:			
Pre-tax compensation expense	**$ 2,075**	$ 1,244	$ 437
Tax benefit	**(804)**	(505)	(177)
Restricted stock expense, net of tax	**$ 1,271**	$ 739	$ 260
Stock options:			
Pre-tax compensation expense	**$ 912**	$ —	$ —
Tax benefit	**(353)**	—	—
Stock option expense, net of tax	**$ 559**	$ —	$ —
Total Share-Based Compensation:			
Pre-tax compensation expense	**$ 2,987**	$ 1,244	$ 437
Tax benefit	**(1,157)**	(505)	(177)
Total share-based compensation expense, net of tax	**$ 1,830**	$ 739	$ 260

As of December 31, 2006, $9.9 million and $0.4 million of total unrecognized compensation cost related to time lapse restricted shares and stock options, respectively, is expected to be recognized over a weighted average period of approximately 4.5 years for TLRSs and 1.0 years for stock options.

Option activity under the Company's stock option plan as of December 31, 2006 and changes during the year ended December 31, 2006 were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	4,686	$ 8.87	5.79	28,871
Exercised	(721)	8.10		
Forfeited	(208)	10.18		
Outstanding at December 31, 2004	3,757	$ 8.95	4.96	32,262
Exercised	(1,170)	8.23		
Forfeited	(47)	10.69		
Outstanding at December 31, 2005	2,539	$ 9.24	3.98	26,574
Exercised	(688)	8.90		
Forfeited	(67)	9.32		
Outstanding at December 31, 2006	1,784	9.38	4.39	22,715
Exercisable at December 31, 2006	1,406	8.98	4.10	18,470

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2006 and December 31, 2005 was $8.1 million and $12.5 million, respectively. Exercise of options during the year ended December 31, 2006 and 2005 resulted in cash receipts of $1.1 million and $3.3 million, respectively.

The following table summarizes information on unvested restricted stock units outstanding as of December 31, 2006:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested Restricted Stock Units		
Unvested as of December 31, 2003	70	10.32
Forfeited	(3)	12.43
Vested	(28)	12.50
Granted	228	16.90
Unvested as of December 31, 2004	267	15.99
Forfeited	(11)	15.07
Vested	(4)	10.14
Granted	225	16.44
Unvested as of December 31, 2005	477	16.68
Forfeited	(15)	16.84
Vested	(55)	15.51
Granted	296	21.17
Unvested as of December 31, 2006	703	18.26

9. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Accumulated other comprehensive income/(loss) consist of the following (in thousands):

	Minimum Pension Liability	Foreign Currency Translation	Other Unrealized Gain/(Loss)	Total
Balance at December 31, 2003	$ —	$ (247)	$ (67)	$ (314)
Change during 2004:				
Before-tax amount	(32,124)	3,967	109	(28,048)
Tax benefit (expense)	13,769	(1,559)	86	12,296
	(18,355)	2,408	195	(15,752)
Balance at December 31, 2004	(18,355)	2,161	128	(16,066)
Change during 2005:				
Before-tax amount	(13,833)	1,114	—	(12,719)
Tax benefit (expense)	5,652	—	(131)	5,521
	(8,181)	1,114	(131)	(7,198)
Balance at December 31, 2005	(26,536)	3,275	(3)	(23,264)
Change during 2006:				
Before-tax amount	9,674	169	—	9,843
Tax benefit (expense)	(3,957)	(406)	—	(4,363)
	5,717	(237)	—	5,480
Balance at December 31, 2006	**$ (20,819)**	**$ 3,038**	**$ (3)**	**$ (17,784)**

Significant Acquisition—The fair values of Western's assets and liabilities at the date of acquisition are presented below:

Real Estate	$ 11,170
Customer Contracts	49,300
Trade Name	5,700
Patents	130
Non Compete Agreement	400
Goodwill	35,106
	101,806
Net Liabilities Assumed	8,357
Net Purchase Price	$ 110,163

Pro Forma Results (Unaudited).

The pro forma financial information for 2004 presented below gives effect to the Western acquisition as if it had occurred as of the beginning of fiscal year 2004. The information presented below is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisition actually had occurred as of the beginning of such year or results, which may be achieved in the future.

	Twelve Months Ended December 31,		
	2006 as reported	2005 as reported	2004 pro-forma
REVENUES			
Customer Services	**$ 858,878**	$ 802,417	$ 776,872
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**95,159**	87,955	99,453
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**$ 57,809**	$ 52,773	$ 58,718
INCOME PER SHARE – BASIC	**$ 0.86**	$ 0.78	$ 0.86
INCOME PER SHARE – DILUTED	**$ 0.84**	$ 0.76	$ 0.84
Weighted Average Shares Outstanding – Basic	**67,165**	67,898	68,321
Weighted Average Shares Outstanding – Diluted	**68,876**	69,772	70,167

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures—We have established disclosure controls and procedures to ensure, among other things, that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2006, in which the principal executive officer and principal financial officer of the Company participated, the principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in

Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective, at the reasonable assurance level to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting—Management's Report on Internal Control Over Financial Reporting is contained on page 74.

Changes in Internal Controls—There were no changes in our internal control over financial reporting during the fourth quarter of 2006 that materially affected or are reasonably likely to materially affect these controls.

Item 9B. Other Information

As previously reported in the Company's Form 8-K filed on October 30, 2006, on October 24, 2006, the Company expanded the Board of Directors to 7 members and appointed Dr. Thomas J. Lawley, M.D., to fill the new seat as a Class III director. Dr. Lawley is the Dean of the Emory University School of Medicine. Various charitable contributions have been made by the O. Wayne Rollins Foundation to Emory University in the past, including charitable contributions made by the Foundation to the Emory University School of Medicine and to the Emory University School of Public Health. Gary W. Rollins, the Chief Executive Officer of the Company, is a director of Emory University.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning directors and executive officers is included in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders (the "Proxy Statement"), in the section titled "Election of Directors". This information is incorporated herein by reference. Information about executive officers is contained on page 22 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) is included in the Company's Proxy Statement, in the section titled "Corporate Governance and Board of Directors Compensation, Committees and Meetings." This information is incorporated herein by reference.

Code of Ethics

The Company has adopted a code of Business Conduct that applies to all employees. In addition, the Company has adopted a Supplemental Code of Business Conduct and Ethics for directors, the Principal Executive Officer and Principal Financial and Accounting Officer. Both of these documents are available on the Company's website at www.rollins.com and a copy is available by writing to Investor Relations at 2170 Piedmont Road, Atlanta Georgia 30324.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act is included under "Compliance with Section 16(a) of the Securities Exchange Act" in the Company's Proxy Statement, which is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the caption "Executive Compensation" included in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Capital Stock", "Stock Ownership of Certain Beneficial Owners and Management" and "Election of Directors" and "Equity Compensation Plan Information" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 24, 2007 is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of December 31, 2006.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	2,262,217	$ 9.50	525,898
Equity compensation plans not approved by security holders	225,000(1)	$ 8.51	—
Total	2,487,217	$ 9.38	525,898(2)

(1) These stock options were granted to Mr. Gary W. Rollins, Chief Executive Officer of Rollins, Inc., on January 22, 2002. The total amount of the grant was 450,000, after adjusting for all stock splits to date. However, the Company's 1998 Employee Stock Incentive Plan under which these options were granted stated that no one person may receive in any one year over 225,000 in options. (Mr. Rollins' option grant was for 450,000 shares.) Therefore, the excess is deemed not issued under a security holder approved equity compensation plan. Shares issued upon exercise of these options must be of treasury shares.

(2) Includes 525,898 shares available for grant under the 1998 Employee Stock Incentive Plan. The 1998 Employee Stock Incentive Plan provides for awards of the Company's common stock and awards that are valued in whole or in part by reference to the Company's common stock apart from stock options and SARs including, without limitation, restricted stock, performance-accelerated restricted stock, performance stock, performance units, and stock awards or options valued by reference to book value or subsidiary performance.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Certain Relationships and Related Party Transactions" included in the Proxy Statement is incorporated herein by reference. Information concerning director independence is included in the Proxy Statement, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings." This information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accounting fees and services is set forth under "Principal Accounting Fees and Services" in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) *Consolidated Financial Statements, Financial Statement Schedule and Exhibits.*

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.
2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.
3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(e) Rollins, Inc. Executive Compensation Summary as of February 28, 2005, incorporated herein by reference to Exhibit (10)(e) as filed with its Form 10-Q for the quarter ended March 31, 2005.

(10)(f) Written Description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit (10)(f) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(g) Form A of Executive Bonus Plan for Fiscal Year 2005 incorporated herein by reference to Exhibit (10)(g) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(h) Form B of Executive Bonus Plan for Fiscal Year 2005 incorporated herein by reference to Exhibit (10)(h) as filed with its Form 10-Q for the year ended March 31, 2005.

(10)(i) Summary of Rollins, Inc. Non-Employee Directors Compensation as of February 28, 2005, incorporated herein by reference to Exhibit (10)(i) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(l) Rollins, Inc. Executive Compensation Summary as of January 24, 2006 incorporated herein by reference to Exhibit (10)(l) as filed with its Form 10-K for the year ended December 31, 2005

(10)(m) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(n) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(o) Form A of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(o) as filed with its Form 10-K for the year ended December 31, 2005.

(10)(p) Form B of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(p) as filed with its Form 10-K for the year ended December 31, 2005.

(10)(q) Rollins, Inc. Executive Compensation Summary as of January 23, 2007

(10)(r) Amendment to 1994 and 1998 Stock Incentive Plans

(10)(s) Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 23, 2007

(b) Exhibits (inclusive of item 3 above):

(2)(a) Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2)(i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended.*

(3)(i) (A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.

(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.

(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.

(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006

(ii) Revised By-laws of Rollins, Inc. dated March 2, 2004, incorporated herein by reference to Exhibit (3)(ii) as filed with its Form 10-Q for the quarterly period ended March 31, 2004.

(4) Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(e) Rollins, Inc. Executive Compensation Summary as of February 28, 2005, incorporated herein by reference to Exhibit (10)(e) as filed with its Form 10-Q for the quarter ended March 31, 2005.

(10)(f) Written Description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit (10)(f) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(g) Form A of Executive Bonus Plan for Fiscal Year 2005 incorporated herein by reference to Exhibit (10)(g) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(h) Form B of Executive Bonus Plan for Fiscal Year 2005 incorporated herein by reference to Exhibit (10)(h) as filed with its Form 10-Q for the year ended March 31, 2005.

(10)(i) Summary of Rollins, Inc. Non-Employee Directors Compensation as of February 28, 2005, incorporated herein by reference to Exhibit (10)(i) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(j) Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2)(ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.

(10)(k) Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(l) Rollins, Inc. Executive Compensation Summary as of January 24, 2006 incorporated herein by reference to Exhibit (10)(l) as filed with its Form 10-K for the year ended December 31, 2005

(10)(m) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(n) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(o) Form A of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(o) as filed with its Form 10-K for the year ended December 31, 2005.

(10)(p) Form B of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(p) as filed with its Form 10-K for the year ended December 31, 2005.

(10)(q) Rollins, Inc. Executive Compensation Summary as of January 23, 2007

(10)(r) Amendment to 1994 and 1998 Stock Incentive Plans

(10)(s) Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 23, 2007

(21) Subsidiaries of Registrant.

(23.1)	Consent of Grant Thornton LLP, Independent Registered, Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROLLINS, INC.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)
Date: February 27, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)
Date: February 27, 2007

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)
Date: February 27, 2007

The Directors of Rollins, Inc. (listed below) executed a power of attorney appointing Gary W. Rollins their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Henry B. Tippie, Director
James B. Williams, Director
Bill J. Dismuke, Director
Thomas J. Lawley, Director

/s/ GARY W. ROLLINS

Gary W. Rollins
As Attorney-in-Fact & Director
February 27, 2007

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
(Item 15)

Schedules not listed above have been omitted as not applicable, immaterial or disclosed in the Consolidated Financial Statements or notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

ROLLINS, INC. AND SUBSIDIARIES

(in thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Net (Deductions) Recoveries	Balance at End of Period
Year ended December 31, 2006				
Allowance for doubtful accounts	$ 5,615	$ 7,195	$ (5,582)(1)	$ 7,228
Year ended December 31, 2005				
Allowance for doubtful accounts	$ 5,108	$ 5,796	$ (5,289)(1)	$ 5,615
Year ended December 31, 2004				
Allowance for doubtful accounts	$ 4,616	$ 5,552	$ (5,060)(1)	$ 5,108

(1) Net deductions represent the write-off of uncollectible receivables, net of recoveries and transfer in of reserves from Superior, Western and IFC acquisitions.

ROLLINS, INC. AND SUBSIDIARIES INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
(2)(a)	Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2)(i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended. *
(3)(i)	(A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.
	(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.
	(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.
	(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006
(ii)	Revised By-laws of Rollins, Inc. dated March 2, 2004, incorporated herein by reference to Exhibit (3)(ii) as filed with its Form 10-Q for the quarterly period ended March 31, 2004.
(4)	Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.
(10)(a)	Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.
(10)(b)	Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.
(10)(c)	Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(d)	Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(e)	Rollins, Inc. Executive Compensation Summary as of February 28, 2005, incorporated herein by reference to Exhibit (10)(e) as filed with its Form 10-Q for the quarter ended March 31, 2005.
(10)(f)	Written Description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit (10)(f) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(g)	Form A of Executive Bonus Plan for Fiscal Year 2005 incorporated herein by reference to Exhibit (10)(g) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(h)	Form B of Executive Bonus Plan for Fiscal Year 2005 incorporated herein by reference to Exhibit (10)(h) as filed with its Form 10-Q for the year ended March 31, 2005.

Exhibit Number	Exhibit Description
(10)(i)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of February 28, 2005, incorporated herein by reference to Exhibit (10)(i) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(j)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2)(ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.
(10)(k)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(l)	Rollins, Inc. Executive Compensation Summary as of January 24, 2006 incorporated herein by reference to Exhibit (10)(l) as filed with its Form 10-K for the year ended December 31, 2005
(10)(m)	Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(n)	Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(o)	Form A of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(o) as filed with its Form 10-K for the year ended December 31, 2005.
(10)(p)	Form B of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(p) as filed with its Form 10-K for the year ended December 31, 2005.
(10)(q)	Rollins, Inc. Executive Compensation Summary as of January 23, 2007
(10)(r)	Amendment to 1994 and 1998 Stock Incentive Plans
(10)(s)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 23, 2007
(21)	Subsidiaries of Registrant.
(23.1)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders
of Rollins, Inc.

We have audited the accompanying consolidated balance sheets of Rollins, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II, as listed in the Index on page 69, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As described in Note 1 to the consolidated financial statements, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" and also the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" during 2006 and changed its method of accounting for the revenues and costs associated with conventional termite renewal contracts in 2004.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rollins, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 26, 2007 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 26, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

To the Stockholders of Rollins, Inc.:

The management of Rollins, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Rollins maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operations of internal controls over financial reporting, as of December 31, 2006 based on criteria established in Internal Control—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that Rollins, Inc. maintained effective internal control over financial reporting as of December 31, 2006.

The independent registered public accounting firm, Grant Thornton LLP, who has audited the consolidated financial statements for the year ended December 31, 2006, included in the 2005 annual report, have also issued their report on management's assessment of the Company's internal control over financial reporting.

/s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer

/s/ HARRY J. CYNKUS

Harry J. Cynkus
Chief Financial Officer and Treasurer

Atlanta, Georgia.
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders of Rollins, Inc.

We have audited management's assessment included in Management's Report on Internal Controls Over Financial Reporting included in Rollins, Inc's. (a Delaware Corporation) and subsidiaries (the "Company") Form 10-K for 2006, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 26, 2007 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 26, 2007

Exhibit 31.1

I, Gary W. Rollins, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2007

By: /s/ GARY W. ROLLINS

Gary W. Rollins, Chief Executive Officer, President and Chief Operating Officer
(Member of the Board of Directors)

Exhibit 31.2

I, Harry J. Cynkus, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2007

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus, Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rollins, Inc., a Delaware corporation (the "Company"), on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2007

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President
and Chief Operating Officer
(Member of the Board of Directors)

Date: February 27, 2007

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

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Additional Annual Report Stockholder's Information
(This is not a part of the Company's Form 10-K filed with the Securities and Exchange Commission)

Certifications

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K, included with this annual report. The Company has also filed with the New York Stock Exchange the most recent annual CEO certification, without qualification, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding our belief that we expect to build on our momentum generated by organic growth experienced in 2006, our belief that certain commercial, organizational efforts will be a determining factor in our future revenue growth, our pledge to work even harder in 2007 to provide each and every customer with a positive experience, our belief that technological improvements in routing and scheduling will result in improved services delivery to clients nationally, and our ability to use computers and software to optimize routing and scheduling to provide our customers more reliable and efficient service delivery. All forward-looking statements are made as of the date hereof and are based on current management expectations and information available to it as of such date. The Company assumes no obligation to update any forward-looking statement. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including without limitation, the possibility of an adverse ruling against the Company in pending litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's pest and termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions and to integrate acquired companies; climate and weather trends; competitive factors and pricing practices; potential increases in labor costs; changes in various government laws and regulations, including environmental regulations; and all other risks identified under the title "Risk Factors" in the Company's Annual Report on Form 10-K included as a part of this Annual Report. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

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ROLLINS, INC. EXECUTIVE STEERING COMMITTEE



From Left to Right: Tom Porter, Bill Newton, Gary W. Rollins, Glen Rollins, Gary Rowell, Mike Knottek and Harry Cynkus.

ORKIN PRESIDENT AND DIVISIONAL VICE PRESIDENTS



From Left to Right: John Wilson, Glen Rollins, Gary Rowell, Gene Iarocci, Harry Sargent, Tom Walters, Robert Stevens and Gary Muldoon.



ROLLINS ®

END

2170 Piedmont Road, NE • Atlanta, GA 30324